05010499

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Cementos Lima S.A.

*CURRENT ADDRESS

PROCESSED
AUG 18 2005
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3911 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 8/17/05

Cementos Lima S.A.

RECEIVED
2005 AUG 15 P 1:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FILE NO.
82-3911

VAL-086-05

August 12, 2005

ARLS
12-31-04

Mr. Michael Hyatte
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

Re.: Information furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Dear Mr. Hyatte,

Please find enclosed the following documents:

1. Monthly information as of July 31, 2005 relating ADR holders' share on the Capital Stock.

   Date: filed with CONASEV on August 8, 2005.

   Required by: CONASEV

2. Notice to shareholders relating to dividend of US$ 0.13 per share of common stock and US$ 0.013 per investment share, declared by the July 20, 2005 Board of Directors' Meeting.

   Date: published in "El Peruano" (Official Bulletin), "El Comercio" and "Expreso" on August 9, 2005.

3. Edited Annual Report 2004.

Very truly yours,

Irma Mavila
Head of the Securities Department

c.c.: The Bank of New York

FILE: SEC

AV. CARLOS VILLARAN 508, OF. 301, SANTA CATALINA, LA VICTORIA - LIMA 13 - CASILLA 1889 - LIMA 100 - PERU
TELEFONO 265-9045 - FAX 470-8946
REG. MERC. - ASIENTO 1 FS. 397 TOMO 293

(FREE TRANSLATION)

FILE N°
82-3911

VAL-085-05

August 8, 2005

Messrs.
COMISION NACIONAL SUPERVISORA DE EMPRESAS Y VALORES
CONASEV
Lima

Attention: Public Registry of Securities and Intermediaries

Dear sirs,

As defined under Article 3° of Resolucion CONASEV N° 630-97-EF/94.10, we inform you that none of our ADR holders has 1% share or more on the capital stock of the Company as of July 31, 2005.

Truly yours,

Alvaro Morales Puppo
Finance Manager (CFO)
Stock Exchange Representative

c.c.: Securities and Exchange Commission - SEC (USA)
GG
VAL

FILE: TRAADRS2

AV. CARLOS VILLARAN 508, OF. 301, SANTA CATALINA, LA VICTORIA - LIMA 13 - CASILLA 1889 - LIMA 100 - PERU
TELEFONO 265-9045 - FAX 470-8946
REG. MERC. - ASIENTO 1 FS. 397 TOMO 293

Cementos Lima S.A.

FILE N°
82-3911

(FREE TRANSLATION)

"EL PERUANO" Tuesday, August 9, 2005

"EL COMERCIO" Tuesday, August 9, 2005

"EXPRESO" Tuesday, August 9, 2005

CEMENTOS LIMA S.A.

PAYMENT OF DIVIDENDS

The common and investment shareholders are hereby advised that the Board of Directors, held on July 20, 2005, declared a dividend of US$ 0.13 per share of Common Stock and US$ 0.013 per Investment Share

This dividend will be paid beginning Wednesday 24th of August, 2005 at the Securities Department's offices located in Av. Carlos Villarán 508, Suite 301, Urb. Santa Catalina, La Victoria, Lima, from 9:00 a.m. to 1:00 p.m. It is necessary to bring title(s) and identification.

For all those shareholders belonging to the Book Entry System, the dividend will be paid through CAVALI.

August 9, 2005

THE MANAGEMENT

FILE: TRAPAGO


PORTLAND TIPO
2 PLIEGOS

Annual Report 2004

Cementos Lima S.A.

Annual Report 2004

Cementos Lima S.A.


"Cementos Lima building

Cementos Lima S.A.




the country for 38 years"


CEMENTOS LIMA S.A. · LIMA PERU
SOL
PORTLAND TIPO I
42,5 Kg
2 PLIEGOS
ASTM C-150
NORMA U.S.A.

Total long-term debt at constant value as at December 31st 2004.


In thousands of Nuevos Soles
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
319,121
209,552
109,823
45,543
14,773
2000
2001
2002
2003
2004
Years

EBITDA / Revenues (%)


60%
50%
40%
30%
20%
10%
0%
52.90%
47.17%
45.77%
44.15%
42.17%
3.0%
21.8%
26.7%
28.2%
31.0%
2000
2001
2002
2003
2004
EBITDA/Revenues %
Exported tons / Total dispatched tons

Total Exports

(thousands of tons)


2004
709
2003
589
2002
525
2001
385
2000
47
Years














2000



Board of Directors & Management

By law and the requirements of the Articles of Incorporation of our Company, the Balance Sheet, Profit and Loss Statement, Changes in Net Equity and Cash Flow Account for the fiscal year ending on the 31st of December 2004 were submitted to a general meeting of shareholders together with this Annual Report summarizing the most important events affecting the Company during 2004 and up to the 16th of March 2005, the date on which they were approved by the Company's board of directors.

Because of consolidation of the activities of Asociación Atocongo during 2004, we are presenting a special report separately, which covers the most important activities in the field of the Company's social responsibility.

Board of Directors

Chairman

Eng. Jaime Rizo-Patrón

Vice-chairman

Eng. Ricardo Rizo-Patrón

Directors

Eng. Juan de la Piedra
Mr. Oscar de Osma (from May 26th 2004)
Dr. Alfredo Gastañeta
Eng. Marcelo Rizo-Patrón
Dr. Julio Ramírez
Eng. Jaime Sotomayor
Mr. Alfredo Torres (from March 30th 2004)
Eng. Carlos Ugás
Mr. Jesús Zamora (from March 30th 2004)
Dr. Hernando Aguirre (until May 26th 2004)
Eng. Jorge Bachrach (until March 30th 2004)
Eng. Francisco Palacios (until March 30th 2004)



Management

Sindicato de Inversiones y Administración S.A. (SIA)

General Manager
Eng. Carlos Ugás

Representative of SIA in the General Management

Administration Manager
Mr. Jorge Trelles

Corporate Development Manager
Eng. Jaime Bustamante

Project Manager
Eng. Aldo Solimano

Financial Manager
Mr. Alvaro Morales

Legal Manager
Dr. Julio Ramírez

Operations Manager
Eng. José Antonio Noriega

Technical Advisors
ARPL Tecnología Industrial S. A.



National and International Environment

"...In an environment of national and international growth, Cementos Lima continues with its tradition of expansion, solidity and leadership.

Above: Atocongo Plant..."



2004 Results

Dispatches to the domestic market per year
(thousands of tons)



1,800
1,700
1,600
1,500
1,400
1,300
1,200
1,550
1,386
1,468
1,501
1,574
2000
2001
2002
2003
2004
Years

Type I cement prices as at the 31st of December
(in Nuevos Soles, ExWorks value, per metric ton, free of packing, commission to distributors and VAT)



350
330
310
290
270
250
S/.
314.84
315.73
321.69
316.28
300.65
290.59
295.45
297.78
297.78
297.78
2000
2001
2002
2003
2004
Años
Current average prices
Constant average prices as at the 31st of December 2004

BASC® WORLD BASC ORGANIZATION PERU

PBIP ISPS CODE

ANSI-RAB QMS ACCREDITED

SYSTEM CERTIFICATION ISO 9001:2000 SGS

"Confirming our quality commitment to our clients and to society in general, during 2004 Cementos Lima obtained the BASC and ISPS certifications which warrant the safety of our operations and installations"



Index



National and International Environment



National and International Environment

2004 was the sixth consecutive year of GDP growth, which, according to INEI (National Institute of Stadistics and Informatics), increased 5.07% compared to the previous year. This is the highest annual growth since 1997. The construction sector expanded 4.7% in 2004. The annual increase in wholesale prices (measured as the WPI) at the close of the year was 4.9%, higher than the figure for 2003 but still within the limits set by the Government. In contrast, inflation (according to the CPI) was only 3.5%.



15.55%
3.04%
-4.92%
-16.65%
-9.90%
20.00%
15.00%
10.00%
5.00%
0.00%
-5.00%
-10.00%
-15.00%
-20.00%
2000
2001
2002
2003
2004

Annual evolution of dollar/euro exchange rate variation. Source: BCR.

In 2004 the Nuevo Sol appreciated 5.5%. The increase with respect to the dollar occurred in the second half of the year, taking it from S/. 3.47 in June to S/. 3.28 at the end of the year.

Peru's exports reached US$ 12.5 billion, a significant increase of 39.6% compared to the previous year. Imports increased by around 18.9%, producing a trade surplus for the third consecutive year, valued at US$ 2.7 billion in 2004 (US$ 731 million in 2003). Net international reserves at the close of 2004 reached US$ 12.6 billion, representing an increase of US$ 2.4 billion compared to the close of 2003.

The increased growth in production of Peru was achieved in a context of expanding world GDP, favorable prices for copper, gold, silver and zinc as well as sustained, higher than expected, growth in the textile and agro-industrial sectors.

As far as the domestic market for cement was concerned, the Mi Vivienda and Techo Propio programs contributed positively to the growth in demand, which reached 4,006,094 tons, 4.45% higher than in the previous year.





10.0%
5.0%
0.0%
-5.0%
-10.0%
7.9%
4.8%
4.7%
-6.1%
-6.7%
2000
2001
2002
2003
2004

Evolution of Construction GDP growth.
Source: INEI and BCR.

GDP in the world economy grew by an estimated 5.0% during 2004 whilst GDP growth in Latin America was higher at 5.5%. China, notably, had another year of impressive growth reaching 9.0% in 2004.

The continued growth by China caused an increase in the prices of oil and steel of more than 70% for both products, in addition to a certain shortage in the case of steel.

The US dollar continued to weaken during 2004, depreciating 9.9% against the euro and 12.1% and 7.2% against the sterling pound and the yen respectively, considering average values for the year. Between December 2001 and December 2004 the dollar depreciated 52.3% against the euro. This fall was caused principally by the United States' high fiscal and trade deficits, which have still not been corrected.



Operations and Administration

"...This modern project was started in the 1970s, was the first expressway in Lima and the first major construction work that heralded a new era for our capital city. Lima was changing and we are proud to have contributed to this modernization. Above: Lima expressway..."



Operations & Administration


«SOL»



Operations & Administration

The board of directors and the general management, exercised by Sindicato de Inversiones y Administracion S.A. (SIA), kept a strict control over operating costs during the year and this has neutralized significant increases in the price of certain raw materials such as coal and oil. At the same time, domestic and export sales increased while export income also increased.

Production and dispatch in the local market

Kiln II produced 1,991,947 tons of clinker, a production record for this kiln since its commission in 1997, whilst kiln I produced 307,217 tons in 120 days of production. Total production for the year reached 2,299,164 tons, an increase of 19.6% compared to 2003, which in turn is a record for clinker production by the Company.

Production of cement and clinker by product type is shown in Illustration N° 1. As can be seen, cement production in 2004 included a new product type: Type I low alkali or IBA, which made up 20% of the total and was produced for the export market.

Peruvian cement production increased by a larger proportion, from 4,202,493 tons to 4,604,201 tons or 9.6%. 75% of this growth was accounted for by increased production by Cementos Lima S.A., which, with a 16.1% increase, produced a total of 2,154,528 tons.

Domestic demand for cement rose by 4.5% from 3,835,323 tons in 2003 to 4,006,094 tons in 2004. The Company's contribution to this growth was of the order of 43%.



Cement
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
5%
24%
71%
5%
20%
11%
64%
2003
2004
Type I
Type II
Type I BA
Type IP
Clinker
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
20%
80%
2%
24%
11%
63%
2003
2004
Type I
Type II
Type I BA
Type V

Illustration 1. Production of cement and clinker by product type.



Ball mill for combined milling of cement.

"As the leader of the Peruvian market, Cementos Lima supplied 43% of the growth in demand for cement..."

The Company's dispatches to the domestic market rose by 4.9% from 1,501,344 tons in 2003 to 1,574,297 tons in 2004. Consequently, Cementos Lima's share of the domestic market increased slightly from 39.1% to 39.3%.

It should be mentioned that in spite of the increase in cement dispatches achieved in the last three years, the figure is still 17.8% below the record of 1,915,393 tons achieved in 1998.

In order to improve customer satisfaction, the Company carried out an in-depth study during the year of its distribution and marketing system, as a result of which in January 2005 a process of structural change in the system was started, which is expected to be completed by mid 2005.

For the fourth consecutive year the Company maintained frozen its domestic cement prices, which were set in the second quarter of 2001. The stability of the Company's Type I and Type IP cement prices versus the variation in the indices of inflation (as at the 31st of December), are shown in Illustration N° 2.



Index
S/. per t
170
160
150
140
130
120
110
100
90
400
350
300
250
200
150
100
50
0
157
155
152
154
158
165
291
298
298
298
298
100
102
104
108
2000
2001
2002
2003
2004
Cement Sol price (S/. / t)
Inflation (CPI)
Inflation (WPI)

Illustration 2. Price of cement (S/. per tons.) & inflation rates. Source: INEI.



2,000,000
1,800,000
1,600,000
1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
1,915,393
1,618,431
1,549,814
1,385,569
1,467,970
1,501,344
1,574,297
0
45,805
46,647
385,235
525,337
588,567
708,570
1998
1999
2000
2001
2002
2003
2004
Local market
Exportation markets

Illustration 3. Domestic & export dispatches (in tons.)

Exports

The quality of our products is well known abroad. Consequently, for the fifth year running the Company's total exports increased, this time by 20.4% from 588,567 tons in 2003 to 708,570 tons in 2004. The evolutión of the Company's total exports and domestic sales is shown in Illustration N° 3. The combination of higher prices, more proportion of cement than clinker exported and the 20% increase in the total quantity shipped, translated into higher dollar-denominated income from exports of around 32% in 2004, compared to 2003.

During 2004 the tonnage exported was equivalent to 32% of the total tonnage (domestic and export market) sold by the company, compared to the 28% obtained in 2003. Also during 2004, 26% of cement production was exported (types IBA and II) compared to 19% of production in 2003.

The export process and exported volumes per product and per destination are shown in Illustration N° 4.

Again in 2004, for the fourth consecutive year, Cementos Lima led exports in the Peruvian non-metallic mining sector.

For 2005, export agreements already signed and covering around 850,000 tons of cement and clinker, which would represent an increase in tonnage of more than 20% compared to 2004, as well as further improvements in export prices, enable us to estimate an increase in dollar-denominated export revenues in 2005 of approximately 37%, compared to 2004.

Conchan pier

During 2004 the total tonnage handled by Conchan pier continued its upward trend, rising from 973,158 tons in 2003 to 1,124,386 tons in 2004 (15.5% greater). This growth is a direct consequence of the 20% increase in cement and clinker exports.

The annual variation in the tonnage of each product loaded or discharged is shown in Table N° 1.



Quarry development.



Exports 2004


2
Conchan Terminal
Lima - Peru
Bulk cement truck
Conveyor belt
1
Atocongo Plant
Lima - Peru
3
Conchan Pier
Lima - Peru
Bulk cement truck

Transport


Barge
Train
Bulk cement truck

Total Exports

[illegible]	[illegible] tons
[illegible]	[illegible] tons
Total	708,570 tons

2004 for the fourth consecutive year, Cementos Lima and was the largest exporter of Peru's non-metallic mining sector.”



4
5
Cement Exports
Clinker Exports
USA - 509,487 tons
to Mississippi River ports
USA - 61,341 t
to Mobile - Alabama
USA - 110,543 tons
to Mississippi River ports
CHILE - 27,199 t
to Jureles

Illustration 4. Export Process and Exports by Product & Destination in 2004.

Upper photo: Unloading of our cement in the Mississippi River-USA.



	As At December 31st 2004	Nº of vessels	As at December 31st 2003	Nº of vessels	% Variation in tonnage
Cement 	570,828	18	343,755	12	66.1%
Clinker 	137,743	5	244,812	8	-43.7%
Coal 	294,175	9	309,114	11	-4.8%
Petcoke 	36, 003	1	0	0	---
Gypsum 	37,761	2	0	0	---
Grains 	47,876	6	75,477	4	-36.6%
Total handled	1,124,386	41	973,158	35	15.5%

Table 1. Variation of the port operations (in tons)
N.B. The record year for operations at the pier was 1997 when 1,230,641 tons were discharged, principally clinker.

Improvements in costs and productivity

Continuous improvement and a constant search for greater efficiency and cost control, marked the road taken by Management in its efforts to increase the profitability and competitiveness of the Company, both in Peru and abroad.





New distribution center of cement in The "north cone" of the city.

"Anticipating market requirements and thinking about the full satisfaction of our clients, we have begun a profound change in our marketing system."

The electricity was supplied to the plant during 2004 by generation company and the lower tariffs included in the new electricity supply contract produced a 20% saving, compared to the estimated cost from the contract with the previous supplier.

As far as fuel consumption was concerned, between March and December 2004 the price of our principal fuel, imported coal, increased significantly by around 100%



Existing oil and coal burner.



Draw of the recently acquired multiple fuel burner.

therefore we imported and used "petcoke" to replace up to 20% of the coal, thus reducing the total cost of fuel. We also continued with the strategy of having access to different fuels to avoid depending entirely on oil and coal. We have already acquired a new burner (a multiple fuel burner that can use oil, coal, gas and/or alternative fuels) for kiln II and in March 2005 an investment of US$ 3.24 million was approved for the installations of a pipeline to the Atocongo plant to carry natural gas, which should be available towards the end of 2005.

Fuel consumption in 2004 was mainly coal, which, together with the incipient use of petcoke, was responsible for 92.15% of the kilocalories consumed. Oil accounted for the remaining 7.85%.

Principles of good corporate governance

The Company continued to apply the Principles of Good Corporate Governance. The rights of shareholders have been duly protected, including their rights to ownership, equal treatment, full information disclosure and effective participation in the General Shareholding Meetings. The Company has maintained its quarterly dividend policy based on pre-established criteria approved by the General Shareholding Meeting and continues to provide every shareholder with a copy of the Board of Directors' Annual Report and Quarterly Reports with Interim Financial Statements and a summary of the quarterly activities.

The rights of other interest groups such as employees, suppliers and creditors have also been respected in full. During Fiscal Year 2004, three independent directors joined the board, having been proposed by the private pension funds companies (AFP) and chosen for their professional reputation and because they have no conection with the majority shareholders who control the Company. The Board of Directors have met monthly in accordance with a pre-established schedule. The Board of Directors have conducted the Company taking care of the interests of all the shareholders equally, making sure at all times that the interests of the Company prevailed over those of any shareholder or group of shareholders.

"The Company encourages a good corporate governance, in benefit of all its shareholders, workers, the community and other interest groups."

A meeting of the Board of Directors on the 17th of March 2003 approved the Company's Internal Conduct Norms, which contain guidelines on policy and procedures adopted by the Board of Directors relating to Significant Events and to confidential or privileged information which must be reported to the market, as well as the legal standards of conduct applying to the Company's activities, which are carried out in accordance with a coherent Enterprise Vision and Mission and with an Integrated Management System, which guarantees the good performance of the whole organization together with continuous development of its values of excellence, responsibility, ethics, commitment, innovation and legality.

In Fiscal Year 2004, the four cash dividends distributed and charged to the profits of Fiscal Year 2004 represented 13.96% of net sales income; total remuneration paid to the Board of Directors represented 0.31%; total remuneration paid to Sindicato de Inversiones y Administracion S.A. for management services provided in accordance with the contract contained in the Articles of Incorporation of Cementos Lima S.A., represented 3.07%; total remuneration paid to officers in different management posts represented 0.63%; income tax represented 7.86%; and employee profit sharing represented 2.88%.

Integrated management system

In March and October, the Peruvian chapter of BASC (Business Anti Smuggling Coalition) awarded the Company two BASC certificates for the Atocongo plant and the Conchan pier, respectively.

The purpose of the BASC system is to protect the Company's operations and installations related to export activities from organizations attempting to use them for illegal purposes (drug trafficking, terrorism, etc.)

"Complying with Peruvian and international requirements, we obtained the BASC and ISPS certifications, which warrant the safety of our operations and installations"

Also, in the month of July Peru's National Port Authority issued a "Declaration of Compliance" covering our installations at Conchan, which certifies that it complies with the requirements of the ISPS code (International Ship and Port facility Security code). The ISPS code defines a series of requirements aimed at preventing ships and port installations from being targeted or used for smuggling, terrorists' attacks or other related threats.

Obtaining these certificates required the implementation of a management system of protection, for which the scope of the Company's Quality Management System has been extended and converted into an Integrated Management System, which now covers quality management and protection.

As far as quality management is concerned, the system continued its development, with a continuous improvement mentality, to make it ever more solid and mature.

Personnel

The number of the Company's employees fell slightly by 1.1% compared to the previous year, principally through retirement. The variation (as at the 31st of December each year) is shown in Table N° 2.

This includes personnel working at the Atocongo plant, Conchan pier and management offices.

Labor unions

The three-year agreements reached with the Company's labor unions in 2002 have helped to maintain a climate of labor relations that encourages the productive performance of everyone in the Company, always searching for continuous improvement in all activities.

Training and personnel development

During 2004 the Company continued to implement its strategic objetive of providing training for its labor force, holding a number of courses which added up to a total of 21,790 man-hours, an average of 60 man-hours a year per employee, in other words.

The total number of man-hours training given during the year is detailed in Table N° 3.

	2003	2004
ADMINISTRATIVE STAFF	138	139
EMPLOYEES	99	98
LABORERS	116	112
TOTAL	**353**	**349**

Table 2. Variation in payroll.

IN-HOUSE	OUTSIDE THE COMPANY		TOTAL
	In Perú	Abroad	
11,678 H-H	9,470 H-H	642 H-H	**21,790 H-H**

Table 3. Clasification of man-hours devoted to training.

In accordance with the Company's social responsibility plan, the twelfth Program of Professional Training Scholarships was completed, with twenty-eight professionals in different disciplines graduating. At the end of the year, the thirteenth program began with thirty-one graduates from different universities and institutions.

Also, within our support program for Peruvian university students the Company received technical visits from 1,502 students from different universities.



Principal Projects

1. Atocongo plant 1968
2. Installation of the manual rotary packing plant 1973.
3. New kiln cooling system (hydraulic) 1985.
4. Construction of Conchan pier 1989.
5. Implementation of coal firing system 1990.
6. Installation of the second production line 1996 – 1999.
7. Installation of the automatic rotary packing plant 1998 – 2000.
8. Change of the cooler's gas filtering system 2003.

Above: Atocongo plant 2004.



Projects


1
2
3
4
5
6
7
8

Projects

El Platanal - integral project

During 2004 various activities were carried out to complete the feasibility study for the first stage of the project, which consists of the 220 MW El Platanal Hydroelectric Station G1, the idea being to submit the study to a General Shareholders Meeting in 2005. The principal activities carried out were:

- We successfully obtained a temporary concession for a study of the transmission of electricity between Morro de Arica, Capillucas, El Platanal and Cañete (through Supreme Ruling Nº 035-2004-MEM/DM published on the 21st of February).
- A private tender, evaluation of bids and selection of finalists for the supply of electromechanical equipment.
- Start of a private tender for civil engineering work and erection of electromechanical equipment.
- Conclusion of the conceptual design of the hydroelectric power station.
- Start of negotiations to obtain the financing necessary for the acquisition of the electromechanical equipment, civil engineering and erection works.
- Start of final negotiations for the potential participation in the project of a strategic investor.
- Start of negotiations with the communities of Capillucas and Cachuy aimed at acquiring the land where the plant is to be built.

"In collaboration with ***rural dwellers,***
the Company *is developing* ***plans***
pasture *improvement and forestation in* ***Tanta****"*

- Development together with the Rural Community of Tanta of a pilot plan for pasture improvement and tree planting as part of the compensation for the land to be used for the development of the project.
- Continuation of the environmental monitoring plan of the Cañete river, the evaluation of the river shrimp population and the measurement of flow rates.



Pasture improvement project in Tanta.

It is important to mention that during the year larger areas of the Concon Topara wastelands between Cañete and Chincha have been taken over by invaders and illegal settlers, which constitutes a force majeure event, preventing the irrigation of the Concon Topara wastelands and the consequent development of the second stage of the integral project.

Transport systems

During the year engineering work on the Atocongo - Conchan Environmental Conveyor Belt Project was completed, with the collaboration of our technical advisors, ARPL





nio de Cooperación
cipalidad Distrital de Villa el Salvador
y Cementos Lima S.A.
Municipalidad de Villa Maria del Triunfo
CEMENTOS LIMA S.A
¡ Sueño que empieza a ser realidad !
Moderna Av. Lima
MUNICIPALIDAD Y CEMENTOS LIMA
EN CONVENIO POR EL DESARROLLO DEL DISTRITO

> *Signing agreements with the Municipality of Lima, Municipality of Villa Maria del Triunfo and the Municipality of Villa El Salvador.*

Tecnología Industrial S.A., taking into account the comments made by the Metropolitan Municipality of Lima. The project consists of the construction of a conveyor belt 8,157 m long to carry coal, limestone, clinker, cement, gypsum and other materials between Atocongo and Conchan and vice versa, as well as the construction of a tunnel 6,520 m long underneath the following avenues: Lima, Maria Reiche and its extension, in the districts of Villa Maria del Triunfo and Villa El Salvador.

In addition, a contract of easements for access and occupation was signed with the Metropolitan Municipality of Lima and cooperation agreements were concluded with the district municipalities of Villa Maria del Triunfo and Villa El Salvador.

After a rigorous selection process among several suppliers and contractors, in November 2004 a contract for the supply of mechanical equipment and materials for this project was signed, valued at US$ 7.8 million, with German firm Koch



Transporttechnik GmbH and in February 2005 a contract for the civil engineering works was signed, valued at a total of US$ 8.8 million, with a consortium (Consorcio ACI) made up of Abengoa Peru S.A., Corporación de Ingeniería Civil S.A.C. and INCOT S.A.C. Contratistas Generales. The preliminary work started in March 2005 and the project should be completed and in operation by the end of 2006.

The total investment in this project is estimated at around US$ 24 million and it is expected that completion and commissioning will result in a saving in the cost of transporting coal, limestone, clinker, cement, gypsum and other materials from Atocongo to Conchan and vice versa. This project will also create a significant improvement in the environment with the reconstruction of a dual carriageway approximately 6.5 Km long on the Lima, Maria Reiche and Prolongación Maria Reiche avenues, the route of the tunnel, to include a central reservation, footpaths, street lighting, trees and traffic signals, which will be of great benefit to the local population.

The limestone transport system from Cristina quarry to the Atocongo plant (aerial ropeway) has been shelved.

*"Betting on a **sustainable technological development**, Cementos Lima is developing the project of an **environmentally sound conveyor belt from Conchan to Atocongo**, which will benefit the **inhabitants and visitors** to neighboring communities, as well as the Company, with a 6 Km long concrete **dual carriageway**."*

New water pipeline from Las Palmas to Atocongo

During the year a new water pipeline 4.3 Km long was built, which will carry up to 80,000 m3 of water a month and replaces the previous pipeline which was more than 30 years old. This pipeline is fitted with new discharging valve systems and a modern automation system.

Increase in the raw materials capacity of the concrete block plant

The raw materials capacity of the concrete block plant was increased by the installation of a new 120 tons cement storage silo. A heating system in curing chamber N° 7 was installed to accelerate the curing of finished products.



Subsidiaries and Affiliates

"... Infrastructure projects promote the growth of countries; Cementos Lima is an active part in the construction of many of them ..."
Above: Gas Fractionating Plant at Camisea, Pisco - Perú..."



Subsidiaries & Affiliates


UNICON
UNICON

Subsidiaries & Affiliates

Three subsidiaries continued to be active during 2004.

Depósito Aduanero Conchan S.A (100% owned)

During the year it provided services to Cargill Americas Peru S.R.L. and the company itself.

Generación Eléctrica de Atocongo S.A. - GEA (100% owned)

GEA's production reached 6.1 gWh.

During the year an electronic temperature control system for all electrical generator motor bearings was installed, as was an electronic control and cooling system for motors N° 6 and 7.

Inveco / Unicon (60% owned)

Dispatches of readymix concrete during 2004 reached 512,585 cubic meters, a historic record. In addition, 15.2% more readymix concrete was produced than in 2003, 9.5% higher than budgeted. This growth was due to projects in the regional markets, principally in the mining and energy sectors as well as house building in Lima stimulated by the Mi Vivienda and Techo Propio programs. The main clients and construction works supplied were:

- Corporación Sagitario S.A., 68,544 cubic meters for the construction of the Rio Grande dam for Compañia Minera Yanacocha.
- Skanska was supplied with 37,158 cubic meters for the Yuncan hydroelectric power station at Uchuhuerta.
- Constructores Interamericanos, a company building apartment buildings for the MiVivienda project consumed 30,600 cubic meters.
- Graña y Montero who completed large buildings such as the Ernst & Young and Ciurlizza buildings, among others, used 19,665 cubic meters.
- Compañía Minera Antamina S.A. with 13,723 cubic meters.

The pumping services reached 255,700 cubic meters, 16% more than the volume handled in 2003.


980G
CAT

Discharging clinker at Conchan Terminal.

In order to increase concrete transport and pumping capacity, 10 readymix concrete trucks and 2 readymix concrete pumps were acquired and a shotcrete machine with a hydraulic arm was brought into service for mine tunnels and galleries, using technology developed by Unicon.

The concrete block business unit, of which Cementos Lima S.A. is the owner of the plant and production equipment while Unicon is responsible for operation and sales, invoiced 60,512 square meters of paving slabs (35,816 in 2003), 2,465,000 KK bricks (3,189,000 in 2003) and 764,195 blocks (370,842 in 2003). Total sales amounted to US$ 742,211 (US$ 300,262 in 2003), 4% higher than budgested.


ERNST & YOUNG

The Ernst & Young building, which used concrete supplied by our subsidiary Unicon.

After a two year preparation period, in October 2004 the company was awarded the ISO 9001:2000 certification for the design, sale and supply of readymix concrete by the fixed plants in Lima: San Juan, Ancieta and Tingo Maria, being Unicon the first concrete company in the market to obtain this certification.

Also in October, the Center for Technological Research of Cement and Concrete - CITEDEC was opened at the San Juan plant. CITEDEC is the first private institute in the country specializing in applied research into cement, concrete technology and similar products. Its purpose is the development of the most technologically advanced concrete products for the local market, development of specific applications using cement and concrete for special projects, diagnosis and solution of problems with concrete on site, applied research into technological innovations for the advancement of the construction industry, forensic research into concrete, research advice, technical support and services to third parties in general in its specialty fields.

The financial statements as at the 31st of December 2004 show net sales of S/.123 million (S/.112 million in 2003) a profit of S/.5.2 million (S/.506,000 in 2003) and net equity of S/.44.7 million (S/38.9 million in 2003). The financial statements audited by Ernst & Young were approved by the board of directors on January 25th, 2005.

MBT Unicon, a company making additives for concrete and other products for the construction industry (in which Unicon holds a 30% share), registered sales of S/. 13,540,000 (S/. 11,438,000 in 2003), profits of S/. 546,000 (S/. 431,000 in 2003) and net equity of S/. 8,266,000 (S/.7,659,000 in 2003) in Nuevos Soles adjusted as at the 31st of December 2004. The financial statements audited by Ernst & Young were approved by the Company's management on January 24th, 2005.



CITEDEC" (Unicon) new cement and concrete technological research center.

*"Convinced that research, innovation and development ensure that **our products** are of the **highest quality**, in 2004 our **subsidiary Unicon opened** the **"CITEDEC" Center for Technological Research** of Cement and Concrete".*



Economic and Financial Aspects

"...Approximately 65% of total sales of cement in Peru are used in self-construction projects, principally for housing in developing areas, in this way Cementos Lima is participating in both small and large projects of our population. Above: the southern cone of Lima..."


COLEGIO PARTICULAR MIXTO
MANUEL SCORZA

Economic & Financial Aspects



Economic & Financial Aspects

The Balance Sheet and Profit and Loss Statements as at the 31st of December 2004, which are submitted to the meeting for approval, show sales revenues of S/. 566 million (2.1% greater than in 2003) and net profit of S/. 96,509,813 which, after adjusting the Legal Reserve by S/. 3,824,231, results in an unrestricted income profit of S/. 100,334,044 (S/. 97,339,914 in 2003, in currency adjusted to its value on December 31th, 2003). The EBITDA was S/. 254 million, whilst equity indebtedness reflected by the total liabilities/equity ratio was only 0.25 to 1.

It is important to note that the Company has changed its accounting policy for the treatment of depreciation. Since its incorporation, the Company has been recording total depreciation directly as an expense in the profit and loss statement.

Based on Generally Accepted Accounting Principles in Peru (IAS 2 & 16, among others), our external auditors recommended that depreciation be incorporated as part of the cost of inventories. Therefore, the Board of Directors, meeting on the 26th of January 2005, ordered the Company's Management to modify the treatment of depreciation from 2004, in order to incorporate into the cost of inventories the depreciation value related to those inventories.

As a consequence of this accounting change, as at December 2004 the book value of inventories was increased by approximately 1.6% (S/. 3.2 million), giving a consequent increase in net profit for the fiscal year of approximately 3.0% (S/. 2.9 million).

Similarly, modifications were made to the calculation of cost of sales and operating expenses, which significantly reduced the gross margin from 56.0% to 44.0% in both years (the figures for 2003 contained in the profit and loss statements have been reclassified for the purposes of comparison).

Throughout fiscal year 2004, the General Meeting of Shareholders and the Board of Directors, delegated by the meeting, took the decisions summarized below, with the respective effects on the Company's equity:

On the 29th of January 2004, the Board of Directors agreed to charge to retained profits for fiscal year 2003, the payment of a dividend of US$ 0.14 per ordinary share and US$ 0.014 per investment share.

On the 31st of March 2004, the Obligatory Annual General Shareholders' Meeting elected the board of directors for the period 2004-2006, made up of the following people:

Eng. Jaime Rizo-Patrón	Chairman
Eng. Ricardo Rizo-Patrón	Vice Chairman



Transport of cement in bags.

Dr. Alfredo Gastañeta	Director
Eng. Marcelo Rizo-Patrón	Director
Eng. Juan de la Piedra	Director
Eng. Carlos Ugás	Director
Eng. Jaime Sotomayor	Director
Dr. Julio Ramírez	Director
Mr. Hernando Aguirre	Director
Mr. Alfredo Torres	Director
Mr. Jesús Antonio Zamora	Director

On the 30th of April 2004, the Board of Directors agreed to charge to the interim profits for fiscal year 2004, the payment of a dividend of US$ 0.14 per ordinary share and US$ 0.014 per investment share.

On the 26th of May 2004, the Board of Directors accepted the resignation from his directorship of Mr. Hernando Aguirre, thanking him for his valuable service to the Company and appointing in his place Mr. Oscar de Osma.

On the 21st of July 2004, the Board of Directors agreed to charg to interim profits for fiscal year 2004, the payment of a dividend of US$ 0.14 per ordinary share and US$ 0.014 per investment share.

On the 27th of October 2004, the Board of Directors agreed to charge to interim profits for fiscal year 2004, the payment of a dividend of US$ 0.14 per ordinary share and US$ 0.014 per investment share.

In the present year there have been no movements affecting the capital accounts and investment shares, so the figures as at the 31st of December 2004 (in nuevos soles adjusted to that date) are as follows:

As at the 31st December 2004

Capital	**369,266,290**
Capital adjustment	23,901,879
Investment shares	47,701,066
Investment shares adjustment	3,087,596
Legal reserve	73,853,258
Reserve to be capitalized	4
Accumulated results	171,528,627
Result of the fiscal year	96,509,813
Total equity	**785,848,533**

As at the 31st of December 2004, 88,56% of the equity continued to be held by the ordinary shareholders and 11,44% by the investment shareholders.

At present there are various tax, legal and labor proceedings under way relating to the Company's operations. In the opinion of the Company's Management and legal advisors, the final results of these proceedings will not represent significant expenditures for the Company, so no provision to cover them has been made as at the 31st of December 2004.

The independent auditors, Messrs Medina, Zaldivar, Paredes & Asociados Sociedad Civil (a member firm of Ernst & Young) were responsible during 2004 for the external audit function and have issued an unqualified opinion on the Balance Sheet, Profit and Loss, Changes in Net Equity and Cash Flow statements as at the 31st of December 2004, adjusted for inflation, which form part of this Annual Report.

Administration, management and technical assistance

Sindicato de Inversiones y Administracion S.A., guidance and management was significant in the performance of the Company's management function, a position they have held under a contract currently in force and renewed until the 12th of April 2007 in accordance with the articles of incorporation of Cementos Lima S.A. dated the 28th of December 1967 and a decision of a General Shareholders' Meeting held on the 28th of December 1981.

During the year, Messrs ARPL Tecnología Industrial S.A. continued providing its important technical advice to ensure the optimum performance of the Company in accordance with an agreement expiring now on the 31st of December 2005, which is renewable automatically every 2 years from then on.

The Board of Directors highlights the importance of the management services and guidance provided by SIA, as well as the technical support of ARPL, during 2004 and thanks both companies.

Acknowledgements

The Board of Directors would like to thank its collaborators for their dedication, which has enabled the Company to maintain its leading position in Peru and increase international presence. Thus the Board of Directors reaffirms its confidence in each one of the members of the Cementos Lima S.A. team.

Board of Directors.

Lima, March 16th 2005

Eng. Jaime Rizo-Patrón	Eng. Carlos Ugás
Chairman of the Board	Director-General Manager


2000

Financial Statements

"... The efficiency of our company is shown by its figures, which have significantly grown during this year, consolidating once more the leadership of Cementos Lima in the domestic industry..."


2002
2003

Financial Statements





Ernst & Young

Medina, Zaldivar, Paredes & Asociados
Sociedad Civil

Report of Independent Auditors

To the Shareholders of Cementos Lima S.A.

1. We have audited the accompanying balance sheets of Cementos Lima S.A. (a Peruvian company, subsidiary of Sindicato de Inversiones y Administración S.A.) as of December 31, 2004, and 2003, and the related statements of income, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. We conducted our audit in accordance with auditing standards generally accepted in Peru. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. The financial statements of Cementos Lima S.A. have been prepared to comply with Peruvian legal requirements regarding the presentation of financial information to shareholders and to the Comisión Nacional Supervisora de Empresas y Valores - CONASEV (National Supervisory Commission for Companies and Securities), and recognize the investments in affiliates on a cost basis and not on a consolidated basis. Therefore, the financial statements referred to above should be read together with the consolidated financial statements of the Company and its affiliates, presented separately. Selected information from such consolidated financial statements is presented in note 1 to the financial statements.

4. In our opinion, the financial statements referred to above present fairly, in all material respects and for the purposes explained in paragraph 3, the financial position of Cementos Lima S.A. as of December 31, 2004, and 2003, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in Peru.

Countersigned by:

M A Zaldivar C

Medina, Zaldivar, Paredes & Asociados

Marco Antonio Zaldívar
C.P.C. Register No.12477

Lima, Peru
January 12, 2005

Cementos Lima S.A.

Balance Sheets

As of December 31, 2004 and 2003

	Note	2004	2003
		S/(000)	S/(000)
Assets			
Current assets			
Cash and cash equivalents		7,360	2,846
Trade accounts receivable, net	4	16,279	23,181
Accounts receivable from Principal and affiliates	24	11,694	8,821
Other accounts receivable, net	5	11,293	7,137
Inventories	6	165,869	147,347
Prepaid expenses		5,932	6,543
Total current assets		**218,427**	**195,875**
Long-term other accounts receivable, net	5	9,260	12,059
Deferred stripping costs	2(h)	42,525	33,608
Investments, net	7	28,636	28,686
Property, plant and equipment, net	8	628,271	670,647
Other assets, net	9	53,057	51,112
Total assets		**980,176**	**991,987**

The accompanying notes are an integral part of these balance sheets.

	Note	2004	2003
		S/(000)	S/(000)
Liabilities and shareholders' equity			
Current liabilities			
Bank loans and overdrafts	10	45,815	57,638
Trade accounts payable	11	39,612	33,119
Accounts payable to Principal and affiliates	24	3,412	1,920
Other current liabilities	12	33,535	27,189
Current portion of long-term debts	13	9,849	29,191
Total current liabilities		**132,223**	**149,057**
Long-term debts	13	4,924	16,352
Deferred liability from income tax and workers' profit sharing	14	57,181	56,110
Total liabilities		**194,328**	**221,519**
Contingencies	25	-	-
Shareholders' equity	15		
Capital stock		393,168	393,168
Investment shares		50,788	50,788
Legal reserve		73,853	77,472
Retained earnings		268,039	249,040
Total shareholders' equity		**785,848**	**770,468**
Total liabilities and shareholders' equity		**980,176**	**991,987**

The accompanying notes are an integral part of these balance sheets.

Cementos Lima S.A.

Statements of Income

For the years ended December 31, 2004 and 2003

	Note	2004	2003
		S/(000)	S/(000)
Net sales	17	566,361	554,415
Operating costs	18	(317,012)	(308,706)
Gross margin		**249,349**	**245,709**
Other operating expenses			
Administrative expenses	19	(81,430)	(79,194)
Selling expenses	20	(19,287)	(16,368)
Amortization	9	(3,733)	(3,923)
Total operating expenses		**(104,450)**	**(99,485)**
Operating income		**144,899**	**146,224**
Other income			
Financial, net	22	(2,090)	(3,640)
Gain from exposure to inflation		6,610	3,581
Other income, net	23	7,923	133
Total other income		**12,443**	**74**

The accompanying notes are an integral part of these statements.

	Nota	2004	2003
		S/(000)	S/(000)
Income before workers' profit sharing and income tax		157,342	146,298
Workers' profit sharing	14	(16,326)	(12,136)
Income tax	14	(44,507)	(38,375)
Net income		**96,509**	**95,787**
Weighted average number of shares outstanding (in thousands of units)			
Common shares	26	36,927	36,927
Investment shares	26	47,701	47,701
Basic and diluted earnings per share (in Peruvian Nuevos soles)			
Common shares	26	2.31	2.30
Investment shares	26	0.23	0.23

The accompanying notes are an integral part of these statements.

Cementos Lima S.A.

Statements of Changes in Shareholders' Equity

For the years ended December 31, 2004 and 2003

	Number of shares Common	Investment	Capital stock
			S/(000)
Balance as of January 1st, 2003	**36,926,629**	**47,701,066**	**393,168**
Cash dividends, note 15(d)	-	-	-
Prescribed dividends	-	-	-
Legal reserve appropiation, note 15(c)	-	-	-
Adjustments of deferred workers' profit sharing and income tax, note 14 (b)	-	-	-
Net income	-	-	-
Balance as of December 31, 2003	**36,926,629**	**47,701,066**	**393,168**
Cash dividends, note 15(d)	-	-	-
Prescribed dividends	-	-	-
Legal reserve appropiation, note 15(c)	-	-	-
Net income	-	-	-
Balance as of December 31, 2004	**36,926,629**	**47,701,066**	**393,168**

The accompanying notes are an integral part of these statements.

nvestment shares	Legal reserve	Retained earnings	Total
S/(000)	S/(000)	S/(000)	S/(000)
0,788	79,021	192,187	715,164
-	-	(36,955)	(36,955)
	3	-	3
-	(1,552)	1,552	-
-	-	(3,531)	(3,531)
-	-	95,787	95,787
0,788	77,472	249,040	770,468
-	-	(81,334)	(81,334)
-	205	-	205
-	(3,824)	3,824	-
-	-	96,509	96,509
0,788	73,853	268,039	785,848

Cementos Lima S.A.

Statements of Cash Flows

For the years ended December 31, 2004 and 2003

	2004	2003
	S/(000)	S/(000)
Operating activities		
Collection from customers, included value added tax	702,649	652,003
Payment to suppliers	(385,136)	(343,421)
Payment to employees	(48,860)	(43,858)
Payment of taxes	(77,754)	(68,485)
Payment of interest	(2,996)	(4,740)
Others, net	(6,091)	(1,077)
Net cash and cash equivalents provided by operating activities	**181,812**	**190,422**
Investing activities		
Purchase of property, plant and equipment	(50,661)	(42,781)
Purchase of other assets	(5,721)	(9,481)
Payment for purchase of Affiliate's investments	-	(27,446)
Sale of investments	49	-
Net cash and cash equivalents used in investing activities	**(56,333)**	**(79,708)**
Financing activities		
Decrease of bank loans and overdrafts, net	(11,823)	(4,177)
Amortization of long-term debt	(27,808)	(61,440)
Payments of dividends	(81,334)	(77,726)
Net cash and cash equivalents used in financing activities	**(120,965)**	**(143,343)**
Net increase (decrease) of cash and cash equivalents	4,514	(32,629)
Cash and cash equivalents at beginning of year	2,846	6,369
Cash and cash equivalents from Lar Carbon S.A. merger	-	29,106
Cash and cash equivalents at end of year	**7,360**	**2,846**

The accompanying notes are an integral part of these statements.

	2004	2003
	S/(000)	S/(000)
Reconciliation of net income to net cash and cash equivalents provided by operating activities		
Net income	96,509	95,787
Add (deduct)		
Depreciation	90,187	94,617
Amortization	3,733	3,923
Net cost of property, plant and equipment retired	1,585	2,990
Provision for impairment of assets	1,265	1,264
Deferred workers' profit sharing and income tax	(1,943)	(5,553)
Gain from exposure to inflation	(6,610)	(3,581)
Provision for doubtful accounts receivable	65	168
Net changes in assets and liabilities accounts		
Decrease (increase) of operating assets		
Trade accounts receivable	6,837	(6,012)
Accounts receivable from Principal and affiliates	(2,873)	(6,599)
Other accounts receivable	(1,357)	12,112
Inventories	(18,522)	1,260
Prepaid expenses	611	2,370
Deferred stripping costs	(8,917)	(7,882)
Increase (decrease) of operating liabilities		
Trade accounts payable	6,493	722
Accounts payable to Principal and affiliates	1,492	(4,858)
Other current liabilities	13,257	9,694
Net cash and cash equivalents provided by operating activities	**181,812**	**190,422**

The accompanying notes are an integral part of these statements.

Cementos Lima S.A.
Notes to the Financial Statements
As of December 31, 2004, and 2003

1 Business activity

Cementos Lima S.A. (hereafter "the Company") was incorporated in December 1967. The Company is a subsidiary of Sindicato de Inversiones y Administración S.A. (hereafter "the Principal"), which owns 68.03 percent of its capital stock. The Company's legal address is Av. Atocongo 2440, Villa María del Triunfo, Lima, Peru.

The Company's primary activity is the production and commercialization of all types of cements and clinker for sale in domestic and export markets. The Company has a plant located in the department of Lima with a production capacity of 3.6 million MT/year of clinker and approximately 4.5 million MT/year of cement.

The Company's General Management function is exercised by its Principal (SIA), following terms detailed in the Public Deed dated December 28, 1967, for renewable five - years periods; the current term expiring in April 2007. Pursuant to the management contract, SIA receives an annual fee for its services in an amount equal to 10 percent of the Company's net profits (computed before other participations and income tax), if such net profits exceed 40 percent of the original capital stock value of Cementos Lima S.A.

The number of workers employed by the Company was 376 and 370 as of December 31, 2004 and 2003, respectively.

In the General Shareholders' Meeting held on February 28, 2003, a merger process was approved by which the Company absorbed its subsidiary Lar Carbón S.A. The merger was effective on March 1, 2003. Lar Carbón S.A. was incorporated in October 1990, it's primary business objective was the production and commercialization of coal in the country. Previously, in January 2003 the Company acquired the whole of the representative shares of the referred subsidiary. As part of the merger, assets and liabilities were incorporated by approximately S/85,535,000 (which included S/36,054,000 of fixed assets) and S/29,543,000, respectively. As a result of the merger process, Lar Carbón S.A. was extinguished without undergoing dissolution or liquidation. This process did not lead to a variation on the Company's capital stock, as this was the only partner of the absorbed Company during the merger. Therefore, its capital stock did not increase nor new shares were issued. The merger process was accounted following the established procedures within the purchase method. Likewise, as a result of the acquisition of shares from Lar Carbón S.A. to third parties and its following merger, a goodwill was recorded amounting to S/13,598,000 that is shown in the Other assets, net caption, see note 9.

The financial statements for the year ended 2004 have been approved by Management and will be submitted for approval to the Board of Directors and the General Shareholders' Meeting within the timeframes established by law. In Management's opinion the accompanying 2004 financial statements will be approved without any modification at the Board of Directors and the General Shareholders' Meetings that will be held during the first semester of 2005.

The accompanying financial statements reflect the Company's individual activity without including the effects of the consolidation of these financial statements with those of its affiliates. However, the Company does prepare separate consolidated financial statements, which show the following amounts:

	2004	2003
	S/(000)	S/(000)
Total assets	1,069,642	1,064,574
Total liabilities	253,331	269,859
Minority interest	31,336	27,460
Shareholders' equity	784,975	767,255
Total sales	656,550	642,416
Operating income	154,583	147,086
Net income	99,062	95,966

2. Significant accounting principles and practices

The financial statements are prepared in accordance with the related legal regulations on the matter and the Peruvian generally accepted accounting principles. The accounting principles are basically referred to the International Financial Reporting Standards (IFRS), which include the International Accounting Standards (IAS) approved by the Peruvian Accounting Standards Board. To the date of the financial statements, this Board has approved the use of the IAS 1 to 41 and SIC 1 to 33 from the Standards Interpretation Committee (SIC).

The significant accounting principles and practices used in the preparation of the Company's financial statements are summarized below:

(a) Adjustments to the financial statements to recognize the inflation effects -

The financial statements have been adjusted to reflect the effect of the changes in the acquisition power of the Peruvian currency, in accordance with the methodology approved by the Peruvian Accounting Standards Board. This methodology requires the adjustment of the non-monetary items in the financial statements considering their origin date and applying the corresponding Wholesale Price Index. Monetary items and the foreign currency accounts were not adjusted because they are stated in currency of acquisition power at the balance sheets dates.

Through Resolution No. 031-2004-EF/93.01, the Peruvian Accounting Standards Board suspended, effective year 2005, the restatement of the financial statements to recognize the inflation effect. The restated balances as of December 31, 2004 will be considered as initial balances as of January 1, 2005. Effective 2005, the tax authorities have adopted this accounting treatment for calculating the income tax.

The variations of the acquisition power of the Peruvian currency, according to the Wholesale Price Indexes in accordance with official statistics was an increase to 4.9% in 2004 (increase to 2.01% in 2003)

The preparation of financial statements in conformity with generally accepted accounting principles in Peru requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses for the year ended December 31, 2004 and 2003. Actual amounts may differ from those estimated.

(b) Financial statements restatements due to inflation -

The accompanying financial statements have been prepared from the Company's accounting records that are maintained in nominal monetary amounts and adjusted to reflect the changes in the National Wholesale Price Level Index (PLI). The variations according to PLI were as follows:

Years	Inflation (deflation)
2000	3.8
2001	(2.2)
2002	1.7
2003	2.0
2004	4.9

Non-monetary accounts in the balance sheets were inflation adjusted using coefficients based on the PLI, according to the original transaction date of the account components. Monetary accounts were not adjusted, as the book balances represent the monetary value of their components at the date of the balance sheets. Income statement accounts were adjusted by applying the average monthly rate to the transaction amount corresponding to each month; exchange differences were excluded. Depreciation and amortization were calculated based on inflation adjusted amounts of the related assets. The net result of exposure to inflation arising from such adjustments is shown in the statements of income.

(c) Foreign currency transactions -

Transactions occurring in a foreign currency are recorded in local Peruvian currency by applying to the foreign currency amount the exchange rate at the date of the transaction. Exchange gains and losses resulting from differences between the exchange rate at year-end and the exchange rate in which transactions were initially recorded, are recognized in the statement of income in the period in which they arise, see Note 3, and are presented in the Gain from exposure to inflation caption.

(d) Financial assets and liabilities -

Financial assets and liabilities shown in the balance sheets correspond to cash and cash equivalents, accounts receivable, bank loans, accounts payable and long - term debts.

Financial assets and liabilities are offset when the Company has a legally enforceable right to net the recognized amounts and Management intends either to settle them on a net basis or realize the asset and settle the liability simultaneously.

(e) Cash and cash equivalents -

Cash and cash equivalents consist of all cash and cash equivalents balances with an original maturity of up to three months.

(f) Accounts receivable -

Accounts receivable are stated at their nominal value.

(g) Inventories -

Inventories are stated at the lower of cost or net realizable value. Net realizable value is defined as the estimated sales price obtainable in the ordinary course of business, less estimated costs necessary of completion and estimated selling and distribution expenses. Cost is determined using the average method, except for inventories in transit, which are valued at specific acquisition cost. The cost of products in process and finished products include an allocation of the fixed and variable costs used in the production.

(h) Deferred stripping costs -

The Company is deferring the stripping costs related to expansion of the Atocongo and Cristina quarries exploitation area. For purposes of determining the amount of deferred stripping cost, the Company calculates a cost per ton coefficient by dividing the total amount of the overburden to be removed by the total tons of limestone expected to be extracted during the useful life of the quarries. Additional costs are deferred or amortized when the actual stripping amount is greater or smaller, respectively, than the estimated amount using the aforementioned coefficient.

(i) Investments -

Stock investments in affiliated companies are recorded at cost. Cash dividends are credited to income when approved. Annually, the Company compares the carrying value of its investments with their equity value and establishes impairment provisions as necessary when there is a permanent deterioration of its investment.

(j) Property, plant and equipment -

Property, plant and equipment caption is presented at cost, net of accumulated depreciation, adjusted for voluntary revaluations recorded in previous years and based on the assessments and appraisals made by independent experts. Maintenance and minor repairs are charged to expense as incurred. Expenditures, which will result in future economic benefits, beyond originally assessed performance standards, are capitalized.

Machinery costs include interest on loans obtained for financing the plant expansion, accrued during the construction phase of the expansion project.

Depreciation is accounted for under the straight-line method using the following estimated useful lives:

	Years
Buildings and camps	33
Roads	33
Other constructions	10
Machinery	5 and 10
Vehicles	5
Furniture and fixtures	10
Other equipments	4 and 10

The useful lives assigned and depreciation method chosen by the Company are reviewed periodically to assure that they are consistent with economic benefit and life expectations for use of property, plant and equipment items.

Work in progress includes disbursements for construction of assets and other direct costs. Work in progress is not depreciated until such balances are transferred to fixed assets and placed in operation.

The cost of property, plant and equipment also includes certain replacement parts directly related to specific assets.

When property, plant and equipment are sold or retired, their cost and accumulated depreciation are eliminated and any gain or loss resulting from their disposal is included in the statements of income.

(k) Joint venture agreements -

The Company has entered into a joint venture agreement for the purpose of developing studies respective to an electricity generation project, (see note 9). The costs associated with the joint venture are recognized following the proportional participation method and are shown in the Other assets, net caption of the balance sheets.

(l) Mining concessions -

Significant expenditures related to the acquisition of mining concessions are capitalized and amortized over a period of ten years and are presented under the caption "other assets, net" in the balance sheets. Amounts previously capitalized are charged to expense in the year in which the Company determines that the investment made in the mining concession is not recoverable.

(m) Impairment of assets -

The Company undertakes an evaluation of impairment of assets whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss is calculated as the amount by which the book value of an asset exceeds the higher of its net selling price or value in use. The net selling price is the amount at which the asset can be sold in a free market transaction;

value in use is generally computed as the present value of the sum of estimated future cash flows expected from continual use of the asset and its disposal at the end of its useful life. An impairment loss recognized in previous years is reversed if changes occur in the estimates used in determining the impairment loss.

(n) Revenue recognition -

Sales are recognized when all the risks and benefits inherent to product ownership have been transferred, it is probable that economic benefits associated with the transaction will flow to the Company, and the amount of revenue can be reliably measured.

Interest revenue is recognized on a timely basis using the effective rate on the underlying asset.

(o) Recognition of costs and expenses -

The cost of sales corresponding to the production cost of cement and clinker that the Company markets is recorded at the time the products are delivered, simultaneously with the recognition of revenue on the sale.

Interest expense on loans is recorded to expense on an accrual basis. Interest expense on loans obtained specifically for the acquisition or construction of a qualifying asset are capitalized. The capitalization of interest commences when activities to build the property are in progress and interest costs are being incurred. The capitalization of interest ceases at the time assets are ready to be placed in use.

Other costs and expenses are recognized on an accrual basis, disregarding the moment they are paid and are recorded in the periods to which they relate.

(p) Income tax and workers' profit sharing -

The current portion of income tax and workers' profit sharing is calculated and recorded in accordance with prevailing legal regulations. Additionally, under the liability method, the Company recognizes the effect of temporary differences between book and tax basis.

(q) Accruals -

An accrual is only recognized when the Company has a current obligation as a result of past events, it is probable to require resources of the Company to settle the obligation and the related amount can be reasonably estimated. Accruals are revised periodically and are adjusted to reflect the best estimation at the date of the balance sheets.

(r) Contingencies -

Contingent liabilities are recorded in the financial statements when it is probable that future events will confirm them, as long as their amount can be reasonably estimated. Contingent liabilities deemed as possible are only disclosed in notes to the financial statements.

Contingent assets are not recognized in the financial statements; however, they are disclosed in notes to the Financial Statements when it is probable that they will be realized.

(s) Goodwill -

On February 28, 2003, it was approved a merger process by which the Company absorbed its subsidiary Lar Carbon S.A. The merger was effective on March 1st , 2003. The goodwill corresponds to the difference between Lar Carbon S.A. shares' acquisition cost and the fair value of the acquired assets and liabilities at the moment of the merger. Goodwill is amortized on a straight-line basis over a 10 year period.

(t) Earnings per share -

Basic and diluted earnings per share have been calculated by dividing the net income attributable to common and investment shares by the weighted average number of outstanding ordinary shares as of the date of the balance sheets, see note 26.

(u) Comparison of the financial statements -

Balances corresponding to the prior year financial statements have been adjusted at the wholesale price level as of December 31, 2004. Certain amounts in the financial statements as of December 31, 2003 were reclassified to make them comparable with the current period.

(v) New International Financial Reporting Standards -

As of today, the International Accounting Standards Board has finished the review process of the International Financial Reporting Standards, process known as the "Improvement Project", and has issued new accounting standards. All revisions to the current IAS and the new issued IFRS are effective on an international basis since January 1, 2005. These standards have not been yet approved in Peru by the National Accounting Standards Board. The Company is currently in the process of assessing the effects of the adoption of the revised IAS and the new IFRS issued.

A summary of the changes is presented as follows:

(i) Improvement Project of the International Accounting Standards Board -

As part of the project, fifteen IAS were revised with the objective to reduce or eliminate the alternative procedures, redundancies and conflicts between the standards, also to achieve in certain aspects the convergence with the accounting standards applied in the United States, and to adopt other improvements.

The revised IAS resulting from the project was:

- IAS 1 (revised in 2003), that affects the presentation of the minority interest and other disclosures.

- IAS 8, 10, 16, 17 ,27, 28, 31, 32, 33 and 40 (revised in 2003) and IAS 39 (revised in 2004), which do not provide changes that are estimated to have a significant impact on the financial statements or the Company's accounting policies.

- IAS 21 (revised in 2003), provides guidance and requirements to identify the functional currency of the companies.

- IAS 24 (revised in 2003), will affect the identification of related parties and some other related disclosures.

(ii) In addition, as part of the revision of the standards related to business combinations that ended in the issuance of IFRS 3 "Business Combinations", it also were reviewed IAS 36 - "Impairment of long-lived assets" and IAS 38 - "Intangible assets".

(iii) New International Financial Reporting Standards –

IFRS 2 – Share based payments -

IFRS 3 – Business Combinations –

On March 2004, the IASB published the IFRS 3, Business Combinations, which substitutes IAS 22 Business Combinations and the related interpretations (SICs 9, 22 and 28).

In accordance with the IFRS 3 provisions:

- The goodwill will not be subject to amortization since January 1, 2005.
- The accumulated amortization as of December 31, 2004 will be eliminated with the corresponding decrease of the goodwill cost.
- Since the period ended as of December 31, 2005 and thereafter, the goodwill will be subject each year to an impairment proof, without detriment of revalue it when there are indicators that impairment exists.

IFRS 4 – Insurance Contracts –

IFRS 5 – Non-current assets held for sale and discontinued operations –

IFRS 6 – Exploration and evaluation of Mineral Resources –

3. Foreign currency transactions

Transactions in foreign currency are made at free market. As of December 31, 2004, the weighted average free market exchange rates for transactions in U.S. dollars was S/3.280 for buying and S/3.283 for selling (S/3.461 for buying and S/3.464 for selling as of December 31, 2003).

As of December 31, 2004 and 2003, the Company's assets and liabilities in foreign currency were as follow:

	2004	2003
	US$(000)	US$(000)
Assets		
Cash and cash equivalents	496	185
Trade accounts receivable, net	3,123	3,505
Accounts receivable from Principal and affiliates	805	756
Other accounts receivables, net (include- non-current portion)	5,722	5,054
Prepaid expenses	73	1,607
	10,219	11,107
Liabilities		
Bank loans and overdraft	13,954	15,858
Trade accounts payable	7,886	6,020
Accounts payable to Principal and affiliates	9	9
Other current liabilities	1,201	1,124
Long-term debt	4,500	12,533
	27,550	35,544
Net liability position	17,331	24,437

Company's Management has decided to accept the exchange risk of this position and has not carried out operations with derivative products for hedging purposes.

The devaluation (revaluation) rates, stated in percentages, of the local Peruvian currency with respect to the U.S. dollar are as follows:

Year	Devaluation (revaluation)
2000	0.5
2001	(2.3)
2002	2.0
2003	(1.5)
2004	(5.2)

The net gain calculated on foreign currency translation of assets and liabilities was approximately S/1,549,000 in 2004 (net gain of approximately S/1,985,000 in 2003). This amount is included in the statements of income under the caption Gain from exposure to inflation.

4. Trade accounts receivable, net

This item is made up as follows:

	2004	2003
	S/.(000)	S/.(000)
Invoices receivable		
Third parties	11,090	15,083
Subsidiary, note 24(b)	5,267	7,931
	16,357	23,014
Bills of payment receivable from third parties	650	830
	17,007	23,844
Less		
Provision for doubtful accounts	(728)	(663)
	16,279	23,181

Trade accounts receivable to third parties are stated in Peruvian Nuevos Soles, except for those related to export sales, which are stated in U.S. dollars, and amount to approximately S/2,910,000 as of December 31, 2004 (S/3,250,000 as of December 31, 2003). Accounts receivable have current maturities and do not accrue interest.

In Management's opinion, the provision for doubtful accounts receivable is adequate in consideration of assessed risks as of December 31, 2004, and 2003.

5. Other accounts receivable, net

This item is made up as follows:

	2004	2003
	S/(000)	S/(000)
Third parties loans (a)	13,747	16,152
Claims to third parties	2,997	354
Interest receivable	12	84
Personnel accounts receivable	690	809
Other accounts receivable	3,241	1,928
	20,687	**19,327**
Less		
Provision for doubtful accounts	(134)	(131)
	20,553	**19,196**
Current portion	**11,293**	**7,137**
Non current portion	**9,260**	**12,059**

(a) As of December 31, 2004 and 2003, this amount includes primarily the account receivable to Minera San Martín S.A., related to the sale of certain machinery and granted loans. The loans were granted on the basis of the mining concession development and operation contract in the quarries of Atocongo, in return of which Minera San Martin S.A. is committed to provide services for exploitation and limestone transport from the Company's quarries to its processing plant. The loan has an established interest rate of 7 percent and the last payment on the loan is due on December 31, 2006.

6. Inventories

This item is made up as follows:

	2004	2003
	S/(000)	S/(000)
Finished products	3,175	2,204
Products in process (a)	68,255	49,946
Raw material (b)	29,965	22,330
Containers and packages	4,313	11,822
Spare parts, materials and supplies (c)	53,810	55,744
Inventories in transit	6,351	5,301
	165,869	**147,347**

(a) Products in process include clinker in production and limestone extracted from the Company's quarries and awaiting to be used in the production process.

(b) The raw materials include gypsum, silice and coal. The variation corresponds mainly to the increase of coal's stock as a substitute of the petroleum in the production process. The Company performs coal's import and coal's crushing for own consumption and sales to third parties since year 2003.

(c) In Management's opinion, based on the results of the evaluation performed with the participation of the Company's operational areas, it is not necessary to record an accrual for certain spare parts and materials with slow turnover, due to the fact that it is expected that such spare parts and materials will be used in the normal course of the Company's operations.

Notes to the Financial Statements (continued)

7. Investments, net

This item is made up as follows:

Company	Main activity
Affiliates	
Inversiones en Concreto y Afines S.A. (a)	Hold a 60 percent equity investment in shares of Unión de Concreteras S.A. - UNICON
Generación Eléctrica de Atocongo S.A. (b)	Generation of electric power
Others	-
Others	
Bonds and other investments	

(a) Management of the Company believes that the decline in fair value of the equity investment in Inversiones en Concreto y Afines S.A. is temporary in nature, and therefore, the Company believes it is not necessary to record a provision for the decline in value of the investment as of the date of the balance sheets.

(b) The value of the participation in the net equity of its affiliates has been determined on the base of the financial not audited statements emitted by the respective companies as of December 31, 2004 and the audited financial statements as of December 31, 2003.

Percentage of share in net equity		Amount		Amount of share in net equity	
2004	2003	2004	2003	2004	2003
		S/(000)	S/(000)	S/(000)	S/(000)
60.00	60.00	27,961	27,961	23,571	21,250
99.85	99.85	198	198	3,739	2,864
Varios	Varios	353	354	-	-
		28,512	28,513	27,310	24,114
		124	173	-	-
		28,636	28,686	27,310	24,114

8. Property, plant and equipment, net

The annual movement and accumulated depreciation balances are as follows:

	Lands	Buildings and camps	Roads	Other constructions	Machinery
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Cost					
Balance as of January 1, 2004	**24,201**	**269,170**	**5,330**	**40,029**	**1,298,133**
Additions	-	-	-	-	13,493
Retirements and others	-	-	-	-	(2,560)
Transfers	3,762	406	-	329	8,897
Merger with Lar Carbón S.A., Note 1	-	-	-	-	-
Balance as of December 31, 2004	**27,963**	**269,576**	**5,330**	**40,358**	**1,317,963**
Accumulated depreciation					
Balance as of January 1, 2004	-	**123,061**	**4,080**	**30,566**	**876,477**
Additions	-	5,921	85	1,615	79,466
Retirements and others	-	-	-	-	(1,384)
Merger with Lar Carbón S.A., Note 1	-	-	-	-	-
Balance as of December 31, 2004	-	**128,982**	**4,165**	**32,181**	**954,559**
Provision for impairment					
Balance as of January 1, 2004	-	-	-	-	-
Additions	-	-	-	-	-
Balance as of December 31, 2004	-	-	-	-	-
Net book value	**27,963**	**140,594**	**1,165**	**8,177**	**363,404**

Vehicles	Furniture and fixtures	Other equipments	Replacement equipments	Work in progress	Total 2004	Total 2003
S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
72,553	11,814	25,366	13,705	43,248	1,803,549	1,666,435
788	178	675	2,085	33,442	50,661	42,781
(746)	(143)	155	(14)	(508)	(3,816)	(7,887)
-	44	78	2,073	(15,589)	-	-
-	-	-	-	-	-	102,220
72,595	11,893	26,274	17,849	60,593	1,850,394	1,803,549
69,183	10,353	17,918	-	-	1,131,638	966,128
933	312	1,855	-	-	90,187	94,617
(622)	(136)	(89)	-	-	(2,231)	(4,897)
-	-	-	-	-	-	75,790
69,494	10,529	19,684	-	-	1,219,594	1,131,638
			(1,264)	-	(1,264)	-
-	-	-	(1,265)	-	(1,265)	(1,264)
			(2,529)	-	(2,529)	(1,264)
3,101	1,364	6,590	15,320	60,593	628,271	670,647

(a) Fully depreciated assets -

Fully depreciated assets as of December 31, 2004 amounted to S/612,971,000 (S/588,448,000 as of December 31, 2003).

(b) Interests -

The caption "Property, Plant and Equipment" includes loans costs, net of accumulated depreciation, amounted to of S/21,558,000 and S/25,726,000 as of December 31, 2004, and 2003, respectively.

(c) Guarantees -

As explained in Note 13, the Company has pledged its fixed assets as security on the loans obtained for the construction of the plant expansion.

(d) Work in progress -

Work in progress corresponds mainly to the Company's investments in projects for the construction of electrostatic precipitators for reduction of emissions of clinker cooler of the oven 2, transporting strip Atocongo – Conchan and reactivation of the oven 1.

(e) The Company maintains insurance coverage on its main assets in accordance with the policies established by Management. As of December 31, 2004, and 2003, the Company has insurance coverage for all of its properties; the Company's maximum loss exposure is US$55 million. The covered value of the insured items is US$400 million as of December 31, 2004 and December 2003. In Management's opinion the insurance policies are consistent with international practice in the industry and the coverage for risk of loss due to accidents and events covered under the insurance policy is reasonable, based on the type of assets owned by the Company.

(f) On September 2, 2004 the Company acquired two electric group to Cemento Andino S.A.. The total value of the acquisition amounted to approximately S/13,472,000 (US$4,000,000).

(g) The depreciation's distribution is made up as follows:

	2004	2003
	S/(000)	S/(000)
Operating costs, note 18	58,989	64,279
Administrative expenses, note 19	31,198	30,338
	90,187	**94,617**

9. Other assets, net

The annual movement in the other assets account and accumulated amortization balances are as follows:

	Hydroelectric Project El Platanal (a)	Other concessions
	S/(000)	S/(000)
Cost		
Balance as of January 1, 2004	**28,225**	**13,303**
Additions	3,190	648
Retirements	-	(43)
Balance as of December 31, 2004	**31,415**	**13,908**
Accumulated amortization		
Balance as of January 1, 2004	-	**3,139**
Additions	-	758
Balance as of December 31, 2004	-	**3,897**
Net book value	**31,415**	**10,011**

(a) In November 1996, the Company obtained a temporary concession to complete feasibility studies related to electric power generation activities in the Cañete River, located in the Cañete province, department of Lima. The integrated project named "El Platanal" ("the Project") unites the hydroelectric potential of the Cañete River with the Pampas de Con Con Topara irrigation project.

In June of 1998, the Company entered into a business partnership agreement with Cemento Andino S.A. by virtue of which the Company became the Project's operator with a 67 percent interest; the remaining interest in the Project was assumed by Cemento Andino S.A. The duration of the contract extends until the Company transfers the feasibility studies to the company that will execute such plans.

Goodwill	Deferred charges	Total 2004	Total 2003
S/(000)	S/(000)	S/(000)	S/(000)
3,598	29,064	84,190	61,108
-	1,883	5,721	23,082
-	-	(43)	-
3,598	30,947	89,868	84,190
1,133	28,806	33,078	29,155
1,360	1,615	3,733	3,923
2,493	30,421	36,811	33,078
1,105	526	53,057	51,112

By means of Supreme Resolution N°130-2001-EM, the Peruvian Government granted the Company a permanent electric power generation concession, including the right to use water from the Cañete River. Pursuant to the Permanent Electric Power Generation Concession Contract signed with the Ministry of Energy and Mines, the Project's scope includes the construction of two hydroelectric plants with a total generation capacity of 270 megawatts; the Project's construction budget is US$270 million, plus US$70 million related to irrigation and other works, and completion is estimated in the term of three to four years. Furthermore, by means of Supreme Resolution N°036-2003-EM as of October 2, 2003 it was approved the division of the permanent electric power generation concession in two independent power generation concessions: G-1 El Platanal with an installed capacity of 220 megawatts and G-2 Morro de Arica with an installed capacity of 50 megawatts.

The balance as of December 31, 2004 of S/31,415,000 (S/28,225,000 as of December 31, 2003) corresponds to the feasibility studies for the project. As of December 31, 2004, this project is on financing stage and in Management's opinion the construction of the hydroelectric will begin in 2005

10. Bank loans and overdrafts

This item is made up as follows:

	2004	2003
	S/(000)	S/(000)
Overdrafts	257	226
Banco de Crédito del Perú, (a)	45,558	57,412
	45,815	57,638

(a) The bank loans correspond to promissory notes denominated in foreign currency and obtained to fund working capital needs of the Company. The promissory notes have current maturities and are not backed by specific guarantees. The weighted average annual interest rates of these bank loans were 1.48 and 1.52 percent as of December 31, 2004, and 2003, respectively.

11. Trade accounts payable

This item is made up as follows:

	2004	2003
	S/(000)	S/(000)
Third parties (a)	26,885	25,222
Affiliates, Note 24(b)	12,727	7,897
	39,612	33,119

(a) Trade accounts payable are generated principally from the acquisition of materials, supplies, containers and packaging for the Company's products. They are stated in both domestic and foreign currency, have current maturities, do not accrue interest and no guarantees have been given to secure these obligations. Trade accounts payable also include accounts due to ARPL Tecnología Industrial S.A. for engineering and technical assistance services amounting to approximately of S/937,000 as of December 31, 2004 (S/900,000 as of December 31, 2003). The total value of services provided by ARPL Tecnología Industrial S.A. for the years ended 2004 and 2003 amounted to approximately S/8,158,000 and S/9,479,000, respectively.

12. Other current liabilities

This item is made up as follows:

	2004	2003
	S/(000)	S/(000)
Workers' participation	9,345	7,674
Taxes and contributions	8,493	5,949
Advances from customers	4,715	5,070
Remuneration payable	3,778	3,492
Interest payable	423	781
Dividends payable, Note 15(d)	20	177
Other	6,761	4,046
	33,535	27,189

13. Long-term debts

This item is made up as follows:

Creditor	Granted guarantees	Interest rate and maturity
Financing of plant expansion		
Deutsche Investitions-und Entwicklungsgesellschaft mbH	Mining concession lien (a)	9.55% per year, with semi-annual maturities until March 2006
Syndicated Loan		
- Citibank N.A.	Industrial lien on machinery and equipment for US$29,368,885 and mining concession lien (a)	Libor plus 1% average per year with semi-annual maturities until June 2004
-BBVA Banco Continental	Industrial lien on machinery and equipment for US$29,368,885 and mining concession lien (a)	Libor plus 1% average per year, with semi-annual maturities until June 2004

(a) For purposes of securing these loans, a lien on the Atocongo 5 mining concession has been established in the amount of US$51,331,115; such lien corresponds to Deutsche Investitions-und Entwicklungsgesellschaft mbH for US$25,500,000. The guarantee's balance by US$25,831,115 that already guaranteed other fully paid loans is in process of partial prepayment. In accordance with these loan contracts, the Company must comply with certain financial ratio covenants, as well as aspects regarding the management of the business and transactions with affiliates. In Management's opinion, the Company has complied with these covenants as of December 31, 2004, and 2003.

Current		Non - current		Total	
2004	2003	2004	2003	2004	2003
S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
9,849	9,811	4,924	16,352	14,773	26,163
-	9,690	-	-	-	9,690
-	9,690	-	-	-	9,690
9,849	29,191	4,924	16,352	14,773	45,543

(b) The long-term debt weighted average interest rates were 4.96 and 3.87 percent for the years-ended 2004 and 2003, respectively.

14. Deferred liability from income tax and workers' profit sharing

(a) This item is made up as follows:

	Balance as of January 1 2003	Adjustment to retained earnings	Credit to the statement of income
	S/(000)	S/(000)	S/(000)
Deferred liability			
Effect from the increased value of assets (revaluation)	48,558	-	(3,705)
Effect of capitalized interest	9,898	356	(1,430)
Other	(1,169)	(98)	(418)
	57,287	258	(5,553)

	2004	2003
	S/(000)	S/(000)
Distribution		
Workers' profit sharing -		
Current	16,851	13,755
Deferred	(525)	(1,619)
	16,326	12,136
Income tax -		
Current	45,498	41,722
Deferred	(1,418)	(3,934)
Effect of the change of rate (b)	-	587
Other adjustments	427	-
	44,507	38,375

Effect of the change of rate (b)	Balance as of December 31, 2003	Other reclasifications	Debit (Credit) to the statement of income	Balance as of December 31, 2004
S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
3,531	48,384	3,007	23	51,414
694	9,518	-	(1,542)	7,976
(107)	(1,792)	7	(424)	(2,209)
4,118	56,110	3,014	(1,943)	57,181

(b) As of December 31, 2003, the Company recorded the effect of the increase in the income tax rate, effective January 1, 2004, from 27 to 30 percent. This effect modified the deferred liability for income tax and workers' participation, based on the temporary differences as of that date. As a consequence, the deferred liability increased by approximately S/4,118,000; this amount was expensed to income in 2003 by approximately S/587,000 and an adjustment to the equity by approximately S/3,531,000.

Notes to the Financial Statements (continued)

(c) The reconciliation of the effective tax rate for workers' participation and income tax to the legal combined rate for the years ended 2004 and 2003 is as follows:

	2004	%	2003	%
	S/(000)		S/(000)	
Income before workers' profit sharing and income tax	157,342	100.00	146,298	100.00
Combined legal rate	58,216	37.00	50,180	34.30
Effect generated by the change of the income tax rate	-	-	587	0.40
Adjustments	427	0.27	(2,633)	(1.80)
Non deductible expenses, net	2,190	1.39	2,377	1.62
Workers' profit and income tax expenses	60,833	38.66	50,511	34.52

15. Shareholders' equity

(a) Capital stock -

Capital stock subscribed and paid as of December 31, 2004, and 2003 is comprised of 36,926,629 common shares, with a nominal value of S/10 per share, which are, completely emitted and paid.

Due to inflation effects originated in 2004, the Company can increase its capital stock in approximately 2,390,000, as of December 31, 2004.

(b) Investment shares -

As of December 31, 2004, and 2003, there are 47,701,066 investment shares, with a nominal value of S/1 per share.

Due to inflation effects originated in 2004, the Company can increase its investment shares in approximately 3,087,000, as of December 31, 2004.

(c) **Legal reserve -**

According to the General Corporations Law, no less than 10% of the distributable profits of each year, after deducting income tax, shall be transferred to a legal reserve up to an amount equivalent to 20 percent of capital stock. The legal reserve may be used to offset losses or may be capitalized; in both cases, it should be restored from future profits.

(d) **Dividends paid -**

In Board of Directors' Meetings held on July 18 and October 29, 2003 it was agreed the distribution of dividends corresponding to profits of the year 2003, amounting to S/36,955,000, which were paid in September and December 2003.

In Board of Directors' Meetings held on January 29, 2004 it was agreed the distribution of dividends which were charged to free disposal earnings of previous years, amounting to S/21,340,000, and were paid in March 2, 2004. In Board of Directors' Meetings held on March 16, July 21 and November 24, 2004 it was agreed the distribution of dividends which were charged to free disposal earnings of the current year, amounting to S/59,994,000, and were paid in June 3, July 26 and November 30, 2004, respectively.

16. Tax situation

(a) The Company is subject to Peruvian Tax Law. Until December 31, 2004 the statutory income tax rate in Peru was 30 percent on taxable income (27 percent as of December 31, 2003), including the result from exposure to inflation.

Corporations not domiciled in Peru must pay an additional tax of 4.1 percent on dividends.

- The additional advance income tax, which was considered as a payment in advance of the income tax, was declared unconstitutional by the end of 2004; therefore, its effects were suspended.

As of January 1, 2004, the following tax modifications went into effect:

- Companies' transaction realized for amounts greater than S/5,000 or US$1,500 should be done by pay-in instruments through the financial system. Any paid realized without using those pay-in instruments will not be valid for tax purposes.
- As of March 1, 2004, individual persons and corporation must pay a tax of 0.15 percent on financial transactions (it was modified to 0.10 percent since April 1, 2004) and with 0.08 percent since January 1, 2005 regarding debits as well as credits realized in bank accounts, for operations in local and foreign currency. This tax will be considered a deductible expense toward the annual income tax.

As of January 1, 2005, the following tax modifications went into effect:

- It has been established the Temporal tax to the Net Assets which will be a charge to the third category generators subject to the Income Tax General Regimen and that will be in force until December 31, 2006. The basis to calculate that tax is the value of the net assets as of December of the previous year. The tax is calculated using a rate of 0.60 percent of the assets that exceeds S/5 millions. There is an obligation to pay this tax although the Company determines tax losses in the precedent periods or even in the cases when it has credit for income tax advanced payments.

  The effectively paid tax, totally or partially, could be used as credit against the payments in advance of the Income Tax General Regimen from the tax periods from March to December of the taxable period for which the Company paid the tax, as well as, against the final payment of the correspondent period. It is also possible to request for a refund of the tax when the Company demonstrates tax losses or a less Income Tax obligation based on the general regimen standards. The right to send back will be generated with the presentation of the annual tax return of the correspondent period.

- Additionally, the value added tax returns rate will be 19 percent until December 31, 2005.

- The inflation's adjustment with tax effect has been suspended until the Economy and Finance's Ministry in coordination with the Accounting Board (Consejo Normativo de Contabilidad) dispose its reestablishment.

(b) Based on the analysis of the Company's operations, Management and its legal advisors believe that, as a consequence application of the new regulations will not result in significant contingencies as of December 31, 2004 and 2003. Effective January 1, 2004, the transfer price among related parties and for transactions with companies domiciled in countries considered tax havens; prices should not be supported by documentation containing information about the valuation methods applied and criteria used in determination of such. Besides, the Company is required to present an annual informative tax return for these transactions.

(c) Tax authorities are legally entitled to audit and, if necessary, adjust the income tax calculated by the Company during the four years subsequent to the year of the related tax return filing. The Company's income tax and value added tax returns from 2002 to 2004 are still subject to audit by the tax authorities. Due to various possible interpretations of current legislation, it is not possible to determine whether or not such audits will result in tax liabilities for the Company; therefore, any eventual greater tax will be applied to the results of the year in which it is determined. However, in Management's opinion the Company's legal advisors, any additional tax assessment would not be significant to the Company's financial statements as of December 31, 2004 and 2003.

17. Net sales

This item is made up as follows:

	2004	2003
	S/(000)	S/(000)
Domestic sales	496,969	498,079
Export	69,392	56,336
	566,361	554,415

18. Operating costs

This item is made up as follows:

	2004	2003
	S/(000)	S/(000)
Initial inventory of finished and in process products, note 6	52,150	51,952
Deferred stripping cost	33,608	25,726
	85,758	77,678
Raw materials consumption	76,115	73,954
Fuel	73,888	52,644
Electric power	30,901	31,934
Personnel expenses, note 21	21,984	24,030
Containers	14,762	14,532
Depreciation, note 8(g)	58,989	64,279
Other manufacturing costs	68,570	55,413
Final inventory of finished and in process products, note 6	(71,430)	(52,150)
Deferred stripping cost	(42,525)	(33,608)
	(113,955)	(85,758)
	317,012	308,706

19. Administrative expenses

This item is made up as follows:

	2004	2003
	S/(000)	S/(000)
Depreciation, note 8(g)	31,198	30,338
Management services, note 1	17,412	16,386
Personnel expenses, note 21	12,428	13,291
Services rendered by third parties	7,874	8,947
Various management expenses	6,358	5,331
Taxes	3,507	2,226
Board's fees	1,741	1,638
Period accruals	912	1,037
	81,430	79,194

20. Selling expenses

This item is made up as follows:

	2004	2003
	S/(000)	S/(000)
Sales commissions	10,200	9,062
Services rendered by third parties	7,071	6,233
Various management expenses	1,605	682
Personnel expenses, note 21	388	370
Period accruals	23	21
	19,287	16,368

21. Personnel expenses

This item is made up as follows:

	2004	2003
	S/(000)	S/(000)
Remunerations	21,296	23,108
Bonuses	4,734	5,314
Vacations	2,353	2,248
Contributions	2,969	3,201
Training	561	432
Other	2,887	3,388
	34,800	37,691

Personnel expenses have been recorded in the following captions:

	2004	2003
	S/(000)	S/(000)
Operating costs, note 18	21,984	24,030
Administrative expenses, note 19	12,428	13,291
Selling expenses, note 20	388	370
	34,800	37,691

22. Financial, net

This item is made up as follows:

	2004	2003
	S/(000)	S/(000)
Interest on long-term debts	2,155	4,161
Other, net	(65)	(521)
	2,090	3,640

23. Other income, net

This item is made up as follows:

	2004	2003
	S/(000)	S/(000)
Net income by coal's sales to Cemento Andino S.A.	4,865	5,329
Insurance reimbursement	2,660	-
Adjustment on inventory balance	2,385	-
Provision for impairment of fixed assets, note 8	(1,265)	(1,264)
Other	(722)	(3,932)
	7,923	133

24. Transactions with Principal and affiliates

(a) The main transactions between the Company and the Principal and its affiliates were as follows:

	2004	2003
	S/(000)	S/(000)
Sale of goods and services		
Sale of cement	27,689	24,985
Thermal plant lease services	1,447	1,570
Coal unloading services, note 1	-	609
Purchase of goods and services		
Management fee, note 1	17,412	16,386
Purchase of electric power	6,695	7,169
Purchase of coal, note 1	-	10,641

The coal unloading services were performed until March 1, 2003, date of the merger process with Lar Carbón S.A., see note 1.

(b) As a consequence of these and other less significant transactions, the Company has the following accounts receivable and payable:

	2004	2003
	S/(000)	S/(000)
Trade accounts receivable, Note 4		
Unión de Concreteras S.A.	5,267	7,931
Other accounts receivable		
Generación Eléctrica de Atocongo S.A..	8,135	7,347
Depósito Aduanero Conchán S.A.	1,776	61
Inversiones en Concreto y Afines S.A.	736	758
Minera Adelaida S.A.	530	470
Sindicato de Inversiones y Administración S.A.	97	103
Unión de Concreteras S.A.	14	38
Other	406	44
	11,694	8,821
Trade accounts payable, note 11		
Generación Eléctrica de Atocongo S.A.	10,245	6,807
Depósito Aduanero Conchán S.A.	1,803	687
Unión de Concreteras S.A.	600	316
Transportes Lurín S.A.	79	87
	12,727	7,897
Other current liabilities		
Sindicato de Inversiones y Administración S.A..	3,383	1,888
Transportes Lurín S.A.	29	32
	3,412	1,920

25. Contingencies

The Company is currently involved in various tax, legal and labor proceedings related to its operations. In Management's opinion and of its legal advisors, the final outcome of these proceedings will not represent significant expenses for the Company and therefore, no provision has been made as of December 31, 2004, and 2003. The principal proceedings are described below:

(a) During 2002, the Company was notified with several Determination and Fine Resolutions for an approximately amount of S/. 47,638,000 related to Value Added taxes for the years 1996, 1998 and 1999 and Income Tax for the years 1995, 1998 and 1999. The reason for the fine assessment is that the management fee paid by the Company to its Principal, Sindicato de Inversiones y Administración S.A. should not have been considered as a tax deductible expense (see note 1) according to the Tax Administration. On January 31, 2003 the First Civil Chamber of the Superior Court of Lima (Primera Sala Civil de la Corte Superior de Lima) ruled in favor of the appeal for legal protection filed by the Company and therefore declared inapplicable the Determination Resolution to Value Added Tax and Income Tax above indicated. Later, in March 2003, the Tax Administration appealed to the Third Civil Chamber of the Superior Court of Lima (Tercera Sala Civil de la Corte Superior de Lima) against the executory resolution obtained by the Company, however said court declared it inadmissible. The Tax Administration, in April 2003, filed a further appeal with the Supreme Court. On September 15, 2004 the Company was notified through a Resolution issued by the Constitutional and Social Permanent Chamber of the Supreme Court (Sala Constitucional y Social Permanente de la Corte Suprema) dated April 23, 2004 that the Tax Administration's appeal had been declared unfounded. As a consequence, the Tax Administration has filed an extraordinary claim requesting the opinion of the Constitutional Tribunal (Tribunal Constitucional).

As of December 31, 2004, the constitutional Court has not yet ruled and in Management's opinion and its legal advisor given the Resolutions from the Superior Court of Lima (Corte Superior de Lima) and the Supreme Court (Corte Suprema) that declare inapplicable the Appeal Resource interposed by the Tax Administration, above indicated, the Tax Administration's claim lacks foundation and, therefore, shall be resolved definitively in favor of the Company.

(b) On February 12, 2003 the Municipalidad Distrital de Santo Domingo de los Olleros notified Fines Resolutions N° 036/2003 and 037/2003 for S/. 37,038,000 related to municipal taxes. On October 15, 2003 the 15th Civil Court of Lima upheld the appeal for legal protection filed the Company and therefore declared inapplicable the above indicated fines. However, the Municipality has filed an appeal with the Superior Court. Through File N° 0025-2004-AI/TC published in the official news paper "El Peruano" on September 17, 2004, the Constitutional Tribunal declared unconstitutional the Municipal Resolution N° 00001 issued by the Municipalidad Provincial de Huarochirí regarding its territorial borders, therefore the resolutions above indicated became non-effective.

(c) On December 19, 2003 the Company was notified of Intendancy Resolution N° 000-ADF/2003-000700, emitted by the Intendancy of Supervision and Customs Collection Management (Intendencia de Fiscalización y Gestión de Recaudación Aduanera), which order the Company to return the benefits of the Drawback used, plus the fine and penalty interest rates, for a total amount of approximately S/. 10,355,000. The resolution considers that the Company unrightfully used the restitution of tariff rights in 2001 and 2002. On January 15, 2004 the Company filed a Reclamation Proceeding, which was declared unfounded through Intendancy Resolution N° 000-ADF/2004-000172. However, the company filed an Appeal on July 7, 2004, which is in process of being ruled on the Tax Tribunal. In Management's and its legal advisors' opinion this situation will be resolved in favor of the Company.

Notes to the Financial Statements (continued)

(d) As of December 30, 2003, the Municipalidad de Villa Maria del Triunfo notified Determination Resolutions for the year 1999 related to the assumed undervaluation and omission of declaration of estates for an amount of approximately S/. 2,578,000, to which the Company filed a Reclamation Proceeding. On June 2, 2004 the Company received Directorial Resolution N° 722-2004-OR/MVMT, emitted by the Municipality of Villa Maria del Triunfo, which declared partially admissible the Reclamation Proceeding and emitted new values for fiscal years 1999, 2000, 2001, 2002, 2003 for real estate and municipal taxes for buildings in the Company's land. They are included in the following resolutions: N° 001-2004/UFT/OR/MVMT, 002-2004/UFT/OR/MVMT (real estate taxes), 001-2004/ARB/UFT/OR/MVMT and 002-2004/ARB/UFT/OR/MVMT(municipal taxes), for an approximate amount of S/. 771,000 which was paid on June 3, 2004. Likewise, on July 16, 2004 the Company was notified with the Determination Resolutions 004-2004-ARB-UFT/OR/MVMT, 005-2004-ARB-UFT/OR/MVMT, 002-2004-UFT/OR/MVMT and 004-2004-UFT/OR/MVMT for approximately S/.10,759,000 from real estate and municipal taxes, fines and interests over land under concession buildings on concession land. On August 13, 2004, the Company filed an Appeal given that it considered the pretended collection to be unrightful. The Management and its legal advisors have assessed the impact of this contingency and they believe that the position adopted by the Company should prevail in the respective instances.

(e) After the completion of the merger between Lar Carbón S.A. and the Company effective the Tax Administration notified the Determination Resolutions N° 012-03-0002378 to 012-03-0002380, which determined a debt for Income Tax and Value Added Tax corresponding to the year 2001 plus the respective fines arising from the discounts granted for the export operations of the Company, as well as a supposed undervaluation of assets and the depreciation's calculation of Lar Carbón S.A., for a total amount of S/. 1,652,000. On March 31, 2003 the Company filed a partial Reclamation Proceeding against the Determination Resolutions. As of the date of this report, the Tax Administration has not yet responded. In Management's and its legal advisors' opinion, this situation will be resolved in favor of the Company.

(f) On December 16, 2004 the Company was notified with several Determination and Fine Resolutions for an approximate amount of S/. 12,763,000 related to the Value Added Tax and Income Tax for the fiscal years 2000 and 2001. These resolutions adjust the revenues from the cement's and clinker's exports to the United States of America, the expense from the recalculation of the prorata of the fiscal credit, the revenues from the adjustment of cement type II sales and the expense for the camp and educational services, as well as three other matters accepted by the Company at the time the reclamation was filed, which are: a) the taxable base originated by the difference between the appraised value and the market value, b) fixed assets' sale values, c) depreciation expenses related to inventories, for which the Company paid an approximate amount of S/. 2,081,000 to the Tax Administration. The Company did not calculate nor paid interests over the higher tax which resulted from the accepted resolution of the depreciation expenses related to inventories, given that the Company considers there is a double criteria on the side of the Tax Administration. On January 12, 2005 the Company filed a Reclamation Proceeding for the resolutions which have not been accepted for an approximate amount of S/. 10,682,000, which in Management's and its legal advisors' opinion will be resolved in favor of the Company.

26. Basic and diluted earnings per share

The weighted average number of shares to be used in the basic and diluted earnings per share calculation is determined as follows:

	Common shares		
	Outstanding shares	Days in effect until the year end	Weighted average of shares
Year 2003			
Balance as of January 1st, 2003	36,926,629	365	36,926,629
Balance as of December 31, 2003	**36,926,629**		**36,926,629**
Year 2004			
Balance as of January 1st, 2004	36,926,629	365	36,926,629
Balance as of December 31, 2004	**36,926,629**		**36,926,629**

	As of December 31, 2004		
	Income (numerator)	Shares (denominator)	Earnings per share
	S/		S/
Earnings per common share, basic and diluted	85,468,000	36,926,629	2.31
Earnings per investment share, basic and diluted	11,041,000	47,701,066	0.23

	Investment shares	
Outstanding shares	Days in effect until the year end	Weighted average of shares
47,701,066	365	47,701,066
47,701,066		47,701,066
47,701,066	365	47,701,066
47,701,066		47,701,066

	As of December 31, 2003	
Income (numerator)	Shares (denominator)	Earnings per share
S/		S/
84,829,000	36,926,629	2.30
10,958,000	47,701,066	0.23

27. Risk concentration

Assets that are potentially exposed to credit risk concentrations correspond to deposits in banks and financial institutions, trade accounts receivable and receivables from affiliates. The Company has significant bank balances in various major local financial institutions of renowned prestige in the domestic and foreign markets. In Management's opinion, as of December 31, 2004 and 2003, there are no credit risks. Likewise, the Company has a portfolio of customers that have adequate credit history and continuously monitors its debtors' payment behavior.

28. Fair value of financial instruments

Peruvian accounting standards define a financial instrument as any contract that gives rise to both a financial asset of one enterprise and a financial liability or equity instrument of another enterprise. Cash, as defined by Peruvian accounting standards, is any contractual right to receive cash or another financial asset or to exchange financial instruments or equity instruments with another enterprise. Financial instruments include primary instruments such as accounts receivable, accounts payable and equity.

In Management's opinion, the fair values of the Company's financial instruments approximate their carrying values; and therefore the disclosure of said information has no effect on the financial statements as of December 31, 2004, and 2003.

29. Mining Royalty

On June 24, 2004, the Peruvian Congress approved Law 28258 –Mining Royalty Law. This law seeks to establish the mining royalty that the owners of the mining concessions should pay for the exploitation of metallic and non-metallic mineral resources. The mining royalty will be calculated with rates ranging from 1 to 3 percent over the mineral concentrates value or equivalent, according to the quoted market price published by the Ministry of Energy and Mines. As of November 15, 2004, it was approved the law's regulation.

At the date of this report, the National Society of Mining and Petroleum had promoted a demand before the Constitutional Court against the law and its ruling. Therefore, the Company's Management had decided to adhere to this demand and had asked for legal protection on January 14, 2005.

30. Environmental matters

The Company's activities are subject to environmental protection standards. The Company must comply with the following regulations:

(a) **Industrial activity -**

In compliance with Supreme Decree N°019-97-ITINCI - Environmental Protection Regulations for the Development of Activities Pertaining to the Manufacturing Industry, dated September 26, 1997, the Company, on January 29, 2001, submitted to the Ministry of Industry, Tourism, Integration and International Trade Negotiations – MITINCI (now denominated PRODUCE)) its Environmental Management and Compliance Program (PAMA), which was approved by MITINCI on February 1, 2002.

The Company estimates that the expenditures required to tackle the situations identified in its PAMA amount to approximately US$10.8 million, which within 5 years of its approval, will be mainly targeted to the improvement and installation of dust filters in the clinker production system, the construction of a treatment plant of effluents and for the monitoring of the air quality.

On the third execution year, the aggregated investment as of December 31, 2004 is approximately US$6.03 million.

(b) Mining and port activities -

With regard to its mining and port activities, the Company has submitted to PRODUCE the corresponding Environmental Impact Assessments (EIAs) and is complying with its commitments and terms established in said assessments. The aggregate investment as of December 31, 2004 is approximately US$3.16 million (US$3.0 million as of December 31, 2003).

Also, on October 14, 2003 the Congress of the Republic enacted Law 28090 that regulates close of mines. This law intends regulates the obligations and procedures that must comply the holders of the mining activity for the elaboration, presentation and implementation of the Plan of Closing of Mines, and the constitution of the corresponding environmental guarantees, that assure the fulfillment the investments that includes with subjection to the principles of protection, preservation and recovery of the environment.

According to the first transitory disposition of this law, the Company will have to submit to the Ministry of Energy and Mines the Plan of Mines Closing, within the maximum term of six months from the use of this law. As of the date of this report, this law has not been emitted yet.

The Company has not calculated a mines closing accrual due to the extensive period of time of the Mining concessions, which are being exploted now (approximately 100 years).

(c) Use of hydrocarbons -

Supreme Decree N°046-93-EM - Regulations for Environmental Protection in Activities Pertaining to Hydrocarbons, dated November 12, 1993, governs the activities of the Company with respect to the use of hydrocarbons. In compliance with this decree, the Company has a PAMA approved by the Ministry of Energy and Mines in 1996. This PAMA is to be executed within a 7-year term and the estimated investment is US$9 thousand.

The aggregated investment as of December 31, 2004 is approximately US$74.2 thousands (US$ 70.9 thousands as of December 31, 2003).

31. Explanation added for translation into English

The accompanying financial statements are presented on the basis of generally accepted accounting principles in Peru ("Peru GAAP"). Certain accounting practices applied by the Company that conform to Peru GAAP may differ in certain respects to generally accepted accounting principles in other countries.

Editing Staff	Cementos Lima Team
Design Creativity & Layout	Catherina Carrera. Carlos Thompson.
Photography	Daniel Giannoni
Pre-press & Print	Impresso Gráfica



Av. Atocongo 2440 Villa María del Triunfo Lima 35 - Perú
Phone: (511) 217 0200 Fax: (511) 217 1496
postmaster@cementoslima.com.pe
www.cementoslima.com.pe



Corporate Social Responsibility Report 2004

Asociación Atocongo

Cementos Lima S.A.





Corporate Social Responsibility Report 2004

Asociación Atocongo

Cementos Lima S.A.




"Developing Community"

Cementos Lima S.A.

Asociación Atocongo




"Strengthening Education"



Index



Developing Community

Strengthening Education"





Presentation

Cementos Lima S.A. "The largest and most important cement manufacturer in Peru". These words reflect the values of all of us who work in the company.

To speak of corporate social responsibility (CSR) is essentially to speak of a management model that includes the economic, social and environmental impacts of business activity. It implies, therefore, a renewed commitment by the company to its environment and the people it affects.

In Cementos Lima S.A., we see CSR as a way of establishing links and transmitting ethical values that guide the business conduct of our company and the relationships that develop inside and outside the company.

It includes a series of aspects, including: welfare and correct treatment of personnel, preservation of the environment, good business practices, relations with the community and integrated social action. CSR should also be considered a matter of preventing and resolving conflicts with the community. We consider that companies should include CSR in their strategy by conviction and not to protect themselves.

This first corporate social responsibility report reflects our commitment to ethical values as a standard governing our conduct, informing our interest groups about the actions of our company, both internally and externally.



Policies

Code of social responsibility

- To participate in the social development of its community.
- Be responsible for sustainable development programs in its community.
- To ensure that the programs use best practices and that the community participates in the development programs.
- To show respect for the values, customs and culture of its interest groups.
- To maintain open communication with its community, both internally and externally.



Environment and safety policy

- Careful and delicate management of the environment to enable ecology and technology to develop together to create progress.

- To protect the health of its workers and the community in general as a priority, through responsible policy and respect for current legislation.

- To minimize impacts on the environment in our community where cement is manufactured and port activities carried on.

- Provide attention and safety for our suppliers and clients.



Values

- Excellence
- Responsibility
- Ethics as a standard for conduct
- Commitment
- Innovation
- Legality

*"Building **social capital in our community means** improving **confidence** and **generating networks** and **alliances between** the **public** and **private sectors** and **civil society**"*



Participation in the United Nations Global Compact Initiative

An attempt to promote, through collective action, corporate civic responsibility so that the business world can become part of the solution to the challenges of globalization.

The Global Compact is a network whose core is formed by the Global Compact Office and 5 entities of the United Nations.

- The Office of the High Commissioner for Human Rights.
- The International Labor Organization.
- The United Nations Development Program.
- The United Nations Environment Program.
- The United Nations Office for Industrial Development.

Justification for participating

Becoming part of the Global Compact involves:

- Maximizing competitiveness, extending the corporate vision to include a social and environmental dimension and implanting optimum policies and practices.
- Assuming a leading position in corporate social responsibility.
- Strengthening relationships, exchanging knowledge, sharing experiences and learning from other companies, governmental organizations, labor unions, NGOs and international organizations.
- Making use of the worldwide reach of the United Nations.
- Finding practical solutions to contemporary problems relating to globalization.

The 9 principles of the Global Compact:

Human rights

1. Companies should support and respect protection of internationally recognized human rights within their sphere of influence.
2. They should ensure that they do not act as accomplices to violations of human rights.

Work

3. Companies are asked to support free association and effective recognition of the right to collective bargaining.
4. They should encourage the elimination of all forms of forced and obligatory labor.





PACTO MUNDIAL

El Programa de las Naciones Unidas para el Desarrollo en el Perú y la Organización Internacional del Trabajo certifican que:

CEMENTOS LIMA S. A.

ha adherido al Pacto Mundial y apoya sus nueve principios:

Derechos Humanos

1. Las empresas deben apoyar y respetar la protección de los derechos humanos reconocidos internacionalmente dentro de su esfera de influencia.
2. Deben asegurarse de no actuar como cómplices de violaciones de los derechos humanos.

Trabajo

3. Se pide a la empresas que apoyen la libertad de asociación y el reconocimiento efectivo del derecho a la negociación colectiva.
4. Que promuevan la eliminación de todas las formas de trabajo forzoso y obligatorio.
5. Que promuevan la abolición efectiva del trabajo infantil.
6. Que promuevan la eliminación de la discriminación en relación con el empleo y la ocupación.

Medio Ambiente

7. Las empresas deben apoyar un criterio de precaución respecto de los problemas ambientales.
8. Adoptar iniciativas para promover una mayor responsabilidad ambiental.
9. Fomentar el desarrollo y la difusión de tecnologías ecológicamente racionales.

Martin Santiago-Herrero
Coordinador Residente de las Naciones Unidas y Representante Residente del PNUD en el Perú

UNDP Perú

THE GLOBAL COMPACT

Agustín Muñoz
Director Regional de la OIT para América Latina y el Caribe

OIT

5. They should encourage the abolition of child labor.
6. They should encourage the elimination of discrimination because employment or occupation.

The environment

7. Companies should support the precautionary principle with respect to environmental problems.
8. They should adopt initiatives for promoting greater environmental responsibility.
9. They should encourage the development and publication of ecologically rational technologies.



Internal Social Responsibility

Preserving and caring for the quality of the environment are priorities in our value chain, supported and guaranteed not only by continual and permanent updating of our equipment and machinery but by the proactive attitude of our staff.



nternal Social Responsibility



Safety of the plant and environment

Environmental management system

Cementos Lima S.A., in response to current and future demands, has for several years had an environmental management system (EMS) that has enabled it to improve continually the performance of the organization, making a very important contribution to the results during recent years in economic, environmental and social matters, as the largest and best cement manufacturer in the country and in the international market as an important option within the cement market.

We have developed a philosophy related to care for the environment and we consider this aspect to be a vital part of the company's strategy.

Environmental studies

Cementos Lima S.A. uses 15 environmental management tools, including environmental impact studies, environmental management programs and sworn statements; duly approved by the competent environmental authority, these instruments have established environmental management plans developed by the company in accordance with the commitments assumed under each one.

List & condition of environmental studies

N°	Environmental management instruments	Environmental authority	Date		Consultant
			Submission	Approval	
1	PAMA Hydrocarbons storage	MEM-PRODUCE	22 Feb 96	14 Ago 96	SERINA
2	EIA Extension to Atocongo quarries	PRODUCE	28 May 99	05 May 00	Walsh Peru S.A.
3	EIA Las Hienas concession	PRODUCE	15 Apr 99	13 Mar 00	Walsh Peru S.A.
4	EIA Mussa 2 concession	PRODUCE	11 Apr 00	14 Dec 00	Walsh Peru S.A.
5	EIA Port activities - marine environment	MIN. DE DEFENSA-PRODUCE	July 97	January 98	Seg. Marina,Consultoría Servicios
6	EIA Operations at Conchan pier	PRODUCE	09 Jan 98	30 Jun 98	Walsh Peru S.A.
7	EIA Cristina concession	MEM-PRODUCE	06 Oct 97	25 Feb 98	Walsh Peru S.A
8	Sorpresa I sworn statement	PRODUCE	22 Aug 00	29 Dec 00	Walsh Peru S.A.
9	EIA Conchan I quarry	PRODUCE	09 Feb 01	20 Mar 02	SGS Eco Care
10	PAMA Industrial plant	PRODUCE	29 Jan 01	01 Feb 02	Walsh Peru S.A.
11	EIA Miguel Segundo	PRODUCE	03 May 02	15 Set 03	SGS Eco Care
12	EIA Atocongo - Conchan conveyor	PRODUCE	01 Oct 01	17 May 02	Walsh Peru S.A.

Environmental control and monitoring and air quality program

Cementos Lima S.A. (CLSA) in accordance with the environmental monitoring program included in its environmental management plan, has been monitoring air quality since 1995 at its production units such as the cement plant, Conchan pier and its concessions. In order to implement this program, the company has: six particle sampling machines, three gas analyzers and three meteorological stations.


GRASEBY
10μ inlet

The company currently has records of gas and particle concentrations from fourteen monitoring points, together with a record of air quality variations and especially particles in suspension in the southern zone of Lima; this statistical information is useful to the competent authority in environmental matters, local governments and the Ministry of Health, in implementing measures aimed at improving the quality of life of the population in general, this information can be used to evaluate the characteristics of the zone in accordance with existing sources of emissions and the guidelines established in the Environmental Air Quality Standards, and Environmental Noise Standards.

Particles.- Monthly concentrations and annual averages for particles in suspension smaller than ten microns (PM 10) for 2004 fall in all cases within the ranges established by SD 074-2001-PCM, the air quality regulations.



Gases.- The values for CO, SO_2 and NOx recorded at the sampling points in marginal settlements Virgen de Lourdes and José Gálvez respectively, do not exceed the values established in Peruvian air quality standards.

Noise.- Noise levels in dB (A) during 2004 at all monitoring points in the production units fall within the 80 dB (A) value contained in environmental standards for industrial areas (SD N° 085-2003-PCM).

Meteorology.- The information from the station located at Cerro La Cruz shows that the prevailing wind direction is South (40%). This information enables us to know the direction the gas and particle emissions caused by our industrial, quarrying and port operations will drift.

Integral water management

The effective management of water requires an integral approach, which reconciles economic and social development and protection for natural systems.

Following this principle, Cementos Lima S.A. has developed activities that improve integral water management, these include:

- Evaluation of the discharge flow rates of industrial and domestic effluent (1998).
- Implementation of production line 2 (1998), without the use of water to clean gases.



- Replacement of the water main from Las Palmas (4.3 km) to the Atocongo plant, thus preventing leaks.
- Programmed maintenance of water and drainage services.
- Implementation of water saving devices in bathrooms and during irrigation of parks and gardens (spray or drip irrigation).

All of the above measures have reduced water consumption by more than 30%, as well as saving electricity (588,000 KWh/year) because water need no longer be pumped, representing a saving of 470 tonnes of CO_2/year.

Effluent quality

The effluent from the industrial plant is diverted into the SEDAPAL main drainage network and that from the Cristina concession is treated in a septic tank, a system of treatment that was previously approved by the Environmental Health Bureau (DIGESA) of the Ministry of Health.

The monthly monitoring results from the industrial plant are compared with SD N° 003-2002-PRODUCE "Approval of the Maximum Permissible Limits for Effluent from Cement Manufacture for Discharge into the Public Sewers" and the Liquid Industrial Waste Regulations, SD N° 28-60-ASPL.

The monitoring program includes sampling the physical and chemical parameters, for which a monitoring point has been established in the sewer network near the company's Gonzalo Alarcón Barrera stadium, because the effluent generated is discharged into the SEDAPAL sewer network and are later treated at the "José Galvez" oxidation lagoons located some seven Km from the plant.

*"We maintain a **culture** that **ensures** that our **collaborators** are **motivated** and **committed** in order to **improve** **safety**, the **environment**, **quality**, cost control and harmony"*

The main parameters evaluated during the sampling and analysis of liquids discharged by Cementos Lima S.A. are summarized below:

Parameter	Units	Plant 2004 average	Maximum permissible limit	
			Ministry of Production(1)	Ind. Waste Regulations(2)
Temperature	°C	24.11	35.0	35.0
pH	---	7.38	---	6.0 a 9.0
Total suspended solids	mg/l	67.00	---	---
Total dissolved solids	mg/l	1,040	---	---
Biochemical oxygen demand	mg/l	178.00	1,000	1,000
Oils and grease	mg/l	23.00	100	100

Table 1. Quality of effluent from the industrial plant 2004

Source: Cementos Lima S.A.
(1) Maximum Permissible Limits for Effluent from Cement Manufacture for Discharge into the Public Sewers. SD N° 003-2002-PRODUCE
(2) Maximum Permissible Limits for Industrial Waste Discharged into the Public Sewers. SD N° 28/60 ASPL

The annual average results for each parameter analyzed do not exceed the maximum permissible limits for the cement industry or those contained in the Industrial Waste Regulations, it should be mentioned that effluent is mostly generated by the camp and offices, in contrast the cement manufacturing operation only generates effluent from equipment maintenance and motor cooling system.

The quality of the effluent which is principally of domestic origin means that it could be reused, therefore Cementos Lima, after carrying out a detailed engineering study, is developing a pilot plan for a waste water treatment system using artificial lagoons, which will enable the water to be reused for irrigation, fire fighting and in the industrial process.

Pilot Plan for the Treatment of Residual Effluent in Artificial Lagoons

During 2004 Cementos Lima S. A. continued with an innovative project in line with international trends in environmental protection, through the implementation of a system of "waste water treatment", treating its domestic and industrial effluent so that it can be used for irrigation, fire fighting and in the industrial process; a pilot plant has been implemented capable of treating 4.80 m3/day; in order to characterize the effluent and define the final design of the treatment system.



This pilot trial reveals the need to modify the lagoon system from surface flow to sub-surface flow in order to prevent the proliferation of mosquitoes and other insects.

This project will provide important health and environmental benefits by reducing effluent discharges and creating healthy ecological surroundings for the neighboring population; an important economic benefit is also envisaged, thanks to savings in the consumption of water for irrigation and lower expenditure on disposing of effluent into the public sewers.

Solid waste management

Cementos Lima S.A., in the course of its quarrying and industrial activities and storage of hydrocarbons, generates solid waste of domestic and industrial origin, some of which is hazardous and some not.

Domestic waste is generated by the offices and camp and is disposed of by a solid waste disposal company authorized by the Environmental Health Bureau (DIGESA). As far as solid industrial waste is concerned, Cementos Lima S.A. segregates it and stores it temporarily for reuse, sale and/or donation to third parties.

In 2004 a total of 4,500 tons of such waste was sold and/or donated, consisting of scrap metal (4,300 tons), conveyor belts (25 tons), firewood (59 tons), rubble and refractory bricks (100 tons), paper bags (11 tons) and used oil (1,800 gal.)

Biodiversity

Protection and conservation of the environment and biodiversity inspired by the principle of sustainable development is a key element in the creation of a strategic horizon for Cementos Lima S.A. and it is on this basis that an animal nursery was implemented in the industrial plant, approximately 30 Ha. of gardens have been created and a biological monitoring program is being developed continually in the area of influence of our operations.

Atocongo animal nursery

Cementos Lima S.A. has created an animal nursery inside its installations in order to promote the sustainable use and management in captivity of woodland and other fauna, this provides an adequate habitat for conservation, domestication and breeding and plays an important role in the education of workers and visitors; raising their awareness of the wealth of woodland fauna and animal care.

Programmed visits by the general public

As part of its outreach to the community, Cementos Lima S.A. has a program of guided visits to the animal nursery, aimed at teaching the importance of caring for woodland and other fauna to our employees and visitors; these visits are governed by an internal regulation and facilities are provided to each group of visitors.

The animal nursery has a total of 291 animals from 25 species, including: ostriches, coatis, coastal foxes, turtles, peacocks, deer, etc.

Planted areas

Cementos Lima S.A. has approximately 30.5 Ha of planted areas at Atocongo and the Conchan pier. The principal species used for replanting are molle and huarango, among others.



Planted areas Atocongo - Conchan (Ha)				
2000	**2001**	**2002**	**2003**	**2004**
25.62	26.89	28.63	29.79	30.58

Table 2. Planted areas

Cementos Lima has more than 20 Ha irrigated by spraying, 5.19 Ha in the cement plant and 15 Ha at Conchan pier; this system of irrigated enables efficient use of water and minimizes the cost of maintenance.



Biological monitoring

Among the commitments assumed by Cementos Lima S.A. through environmental impact studies, is the biological monitoring of flora and fauna in the zones of influence of its Atocongo quarrying concession (seasonal vegetation) and the Las Hienas concession (fresh water lakes).

The principal objective of these monitoring programs is to evaluate the evolution of the natural environment in relation to the company's activities in these areas during the wet season (May - October) and the dry season (November - April). Among the indicators monitored are the density and diversity of animal and plant species.



Sampling periods	Paramets	Zone I	Zone II	Zone III
Dicember 2004	N° of species (S)	29	17	6
	N° of Individuals (N)	1507	156	63
	Coverage (%)	63	27	10

Table 3. Plant effluent quality 2004

- *ZONE I covers Lucumo, Atocongo and Mora hills and represents the zone where the above-mentioned factors have the least influence. This zone is considered the best preserved. (2) Maximum permissible limit for industrial waste discharged into the public sewers SD N° 28/60 ASPL*
- *ZONE II covers Sol and Luna hills, Blanca Creek and the magazine area, which represents the area where the plant and quarry have the highest direct influence.*
- *ZONE III includes Zorritos hill, areas around the community of Yanavilla and the area surrounding "Villa Maria" cemetery in the area near Virgen de Lourdes and where human settlement has the highest degree of influence.*

At the Las Hienas concession the abundance of birds and fish is being monitored in the lake formed on the concession site; among the species sighted are the Gallareta Americana, Polla de Agua, Patillo or sea crow and the Pato gargantilo whilst fish species include the Guppy (Poecilia reticulata) and the Mijarras (Aequidens rivalatus). The results obtained during the year confirm that the Guppy is currently the most abundant.

Investment in the environment

Cementos Lima S.A. has a logistics system for collecting information on investment in the environment. This system including classification of environmental investments by production units and type of investment, such as emissions control, air quality, biological investments, environmental studies and projects, maintenance and increasing planted areas and the animal nursery. Special environmental investments have also been made and are managed individually because of their magnitude; these are aimed at improving environmental, social and economic performance to the benefit of the company, its workers and the community in general.

Industrial safety

In 2004 our personnel continued to report unsafe acts and conditions, which demonstrates our commitment to loss prevention. Furthermore, the Identification of Risks at Work - IRW form has enabled us to address and/or minimize risks in certain working areas where high risks are involved. Messrs SGS has carried out four hygiene audits of the mess rooms.

Area inspections

During 2004 monthly-programmed inspections were carried out by the Safety and Hygiene Department in order to detect hazardous situations and conditions in the different areas, including operations, offices and the camp. We should point out that these inspections helped to minimize the existing risks in the various sectors of the plant and to improve the quality of life of all of us who work for the company.

- **Work orders**
  In order to correct unsafe conditions found in our inspections, the Industrial Safety and Hygiene Department generated 212 work orders and compliance was around 66.98%.

- **Signaling**
  The company's code of standard colors was revised, the updated version was made known to all departments and included in the new Quarrying and Industrial Safety and Hygiene regulations. Deteriorated signals were replaced and non-standard safety signs gradually modified to comply with the updated code.

  Road, pathway and underpass markings were also implemented in the old plant.

- **Emergency stations and first aid kits**
  During 2004, in addition to the sickbay at Atocongo, where a doctor, nurses and an ambulance are stationed 24 hours a day, 2 new emergency stations were implemented at the Conchan pier. The existing 11 emergency stations located at different points in the plant and Conchan pier continued in operation, each one is equipped with:

  - Safety stretcher;.
  - Set of inflatable splints for treating fractures;
  - Cervical support for neck injuries and a first aid kit.


EQUIPO DE PROTECCION
PERSONAL OBLIGATORIO
MANTENER
EL ORDEN
Y
LIMPIEZA

A sickbay has been implemented at the Lomo Corvina section of Conchan pier.

This year 6 first aid kits were added to the existing 32 to make a total of 38 and in addition, 10 inspections were made by the Hygiene Department of all the first aid kits in the plant.

° Monitoring of physical and chemical contaminants and personnel protection equipment

Monitoring of physical (noise, heat, light) and chemical contaminants (dust-breathable particles and gases) was carried out in February 2004 by Messrs Global Group.

Some modifications were made to the standard personal protection equipment to suit user requirements and the results of the study of physical and chemical contaminants.

Standard personnel protection equipment was issued to all personnel on a regular basis, induction courses were also held on the correct use, maintenance and inspection of this equipment by the suppliers and other specialists.

- **Fire prevention and control**

In order to increase and improve fire-fighting abilities, new equipment was acquired.

Inspection of fire fighting equipment

Extinguishers were inspected, cleaned and maintained on a monthly basis in accordance with article 270 of the Mine Hygiene and Safety Regulations SD 046-2001-EM.

Monthly inspections were also carried out of available third level fire fighting equipment: fire pumps, water sources for fire fighting, cabinets, motorized fire pump and hydrants.

Fire and rescue brigade

In accordance with our working plan, a fire brigade has been formed, consisting of employees and supervisors from different departments and from both the company and contractors

- **Emergency plan**

Cementos Lima S.A., in line with its corporate values, has developed an emergency plan, as an effective tool with which to respond to emergencies and natural disasters. The plan has been designed to provide adequate information on the problems that will be faced in the event of different emergencies. It consists of a list of the minimum number of people that should be familiar with the plan, its aims and objectives, a description of the installations of Cementos Lima S.A. and a summary of the relevant legal requirements.

The emergency plan was revised and updated in line with the existing conditions in the plant. The checklist CEMENT - EMERGENCY GUIDE distributed to all departments for placing close to telephones was modified.


R.C.P.
- Posición

Training

In compliance with articles 24 paragraph b, 59 and 62 of SD 046-2001/EM, the company has developed annual training programs; thus the Industrial Safety and Hygiene Department has trained company and contractors personnel through monthly technical and safety meetings, a general introduction to risk management and specific talks depending on the hazards in each working area and on each task to be carried out; the different departments of the company also held daily safety meetings.

Occupational health

In compliance with the provisions of the Mine Hygiene and Safety Regulations SD 046-2001-EM, article 24 paragraph n, the following activities were carried out:

- Medical examination before joining the company and at intervals thereafter.
- Clinical occupational examination
    - Chest X-rays (lungs)
    - Laboratory examination
- Induction training on occupational health and infectious and contagious diseases.
- Weekly first aid training

As a result of the examinations carried out, no examples of the occupational disease pneumoconiosis were found.

Human resources and social welfare

Personnel

The number of employees on the payroll fell 1.1% compared to the previous year, principally because of retirements. The variation (as at the 31st of December each year) is shown in Table 4.

	2003	2004
ADMINISTRATIVE STAFF	138	139
EMPLOYEES	99	98
WORKMEN	116	112
TOTAL	**353**	**349**

Table 4. This includes personnel working at the Atocongo plant, Conchan pier and management offices.

Labor unions

The three-year agreements reached with the company's labor unions in 2002 have helped to maintain a climate of labor relations that encourages the productive development of everyone in the company, with a continual improvement in all activities being sought.



Training and personal development

During 2004 the company continued to implement its strategic aim to provide training for its labor force, holding a number of courses which added up to a total of 21,790 man-hours, an average of 60 man-hours a year per employee, in other words.

In accordance with the company's social responsibility plan, the twelfth Program of Training Scholarships was completed, with twenty eight professionals in different disciplines graduating. The end of the year saw the start of the thirteenth program with the participation of thirty one graduates from different universities and institutes.

Also, within our program of aid for university students in Peru the company received technical visits from 1502 students from different universities.



External Social Responsibility

We are confident that children, young people and, in general, our community are developing their capabilities and improving the quality of their lives, participating actively in their present.



External Social Responsibility



For many years and without publicity, Cementos Lima S.A. has been working continually to improve the quality of life of people living near to its operations. This philosophy of working permanently with the community led to the creation in August 2003 of Asociación Atocongo, which represents the company's social commitment, promoting social programs and projects that are sustainable and participatory, which help to build a better community and which generate better opportunities for children and young people.

We should take into account that private companies have a series of actions available as part of their corporate social responsibility (CSR) through: experience and knowledge, methodology and a sense of priority, networks of relationships, services and assistance through company personnel and third parties as well as financial and material resources.

Therefore, the CSR work through Asociación Atocongo, seeks to align itself to the business strategy of involving shareholders, workers, suppliers, clients, the processes in general and services etc., and becoming "Good Corporate Citizens".

During the year, Asociación Atocongo established links with the community, promoting projects and programs with a social impact and aimed at reducing inequalities and providing better opportunities in the medium and long term. It has also promoted programs for protection and care of the environment.

"Implementing a policy of corporate social responsibility will enable us to create an atmosphere of confidence that involves both our collaborators and our community"

¿What is Asociación Atocongo?

Since August 2003, **Asociación Atocongo** has represented the social commitment of Cementos Lima S.A. and regards its work as promoting sustainable and participatory social programs and projects that help to build a healthy and fair community aimed at generating better opportunities for children and young people, principally from the southern cone of Lima.



Asociación Atocongo

Mission

To contribute to promote and participate in philanthropic actions and social, educational and cultural investment projects using its own funds and through strategic alliances with Peruvian and international organizations and institutions,
To help to generate an environment of cooperation and confidence between the private industry and the community in order to achieve sustainable development

Vision

To be an organization known for its permanent commitment to social responsibility, which works to improve the quality of life of the community and society in general.

Principles

Sustainability
Commitment and responsibility
Transparency
Communication and excellence
Team work
Participation

Education programs

Today the need for work at all levels of education is paramount. Therefore Asociación Atocongo proposes, through sustainable programs, to encourage the development of educational, didactic and creative programs that develop not only the intellect and reasoning of our children and young people, but also self esteem and a pro-active approach to their daily lives.

In addition, these programs have gained the commitment and participation of other sectors that participate in the education process, such as head teachers, teachers and parents. The educational programs already carried out are described below:



Mathematics for All

In 2004 Asociación Atocongo **implemented a program called "Mathematics for All"**, using a methodology approved by the Ministry of Education, aimed at teaching school-age children mathematics using situations or examples every day life in Peru, using intuitive and inductive processes and adapting the best text books used in German schools to teach mathematics and thus to contribute to the spread of mathematics in Peru.

Asociación Atocongo began the Mathematics for All program with the textbook for 5th grade of primary education and will prepare books for later school years in order to enable continuous and sustainable learning (5th grade of primary to 5th grade of secondary education).

Environmental education program

The educational curriculum includes an environmental education program in the southern cone of Lima, as part of the food security and sustainable development project, the purpose of which is to promote an improved education system by developing an environmental education program, aimed at integral education for children in harmony with the environment and sustainable human development.


Asociacion

This program was implemented in permanent coordination with Local Educational Management Unit N 01 (UGEL 01), which is part of the Ministry of Education.

GOOD VOICE - young leaders

The speed of daily life causes despair among many of our young people, loss of values and good customs and in some cases aggressiveness and violence. To address this problem in 2003 Cementos Lima S.A. developed a pilot program known as Good Voice - young leaders, which has produced very good results in identity, self esteem, social and environmental values. Asociación Atocongo replicated the Good Voice - young leaders program in 2004.



Good Voice - Young Leaders is an educational and training program which seeks to form young leaders with solid moral, cultural and environmental values, with basic knowledgeand the attitudes and skills necessary to address their future and that of their community in a proactive manner.

Art and the children

Asociación Atocongo encourages art and culture, education and values among children and young people with few opportunities or resources in the district of Pachacamac, through its Art and the Children of Pachacamac program.

The program consists of strengthen the artistic attitudes and skills of children and young people, offering them the chance of a trade or handicraft activities and developing their spirit of solidarity and the ability to teach specialties such as music, painting, drawing, weaving, stone and wood carving, ceramic work, mask making, theatre, etc.

Support through donations / Interest Groups 2004


3 %
4 %
4 %
45 %
9 %
9 %
12 %
14%
Social programs
Municipalities
Univ. / institutes / schools
Churches
Marginal settlements / neighborhood committees
Popular organizations / unions
Charitable organizations
Central / regional government
Others

Living school

This program is aimed at developing the cognitive and emotional structure of students with the consequent direct effect on learning and the construction of an eco-centric culture.

Objectives:

- To train all teachers in the district of Asia, improving their teaching skills.
- Training all students in sciences, developing their abilities at both science and technology.
- Training environmental committees (made up of teachers, inhabitants and authorities) in the environmental education program.
- Training teachers and students in a sexual education program in order to improve their integral condition with emphasis on sexual and reproductive health.
- Development of reading and writing among teachers and students.
- Apply early learning and cognitive techniques to initial and primary education.
- To maintain the quality of education in Asia.

Infrastructure and community support programs

Among the many needs apparent today, is the absence of infrastructure in areas of extreme poverty. Aware of this reality, we support and collaborate in infrastructure projects. These projects are subject to a detailed evaluation to ensure that they comply with all regulations and are responsible and consistent with our principles of corporate social responsibility.

We also provide support to different activities organized by community authorities and the community as such.

Donation Options 2004



23 %
45 %
32 %
Children & young people in education / cultural / recreational activities
Infrastructure programs
Sponsorship / humanitarian / health / voluntary / philanthropic activities

Infrastructure / Interest Groups 2004



1 %
6 %
7 %
41 %
9 %
18 %
18 %
Univ. / institutes / schools
Marginal settlements / neighborhood committees
Popular organizations / unions
Churches
Municipalities
Central / regional government
Charitable organizations
Others



*"Building **social capital in our community means improving confidence** and **creating networks** and **alliences** between the **public** and **private sectors** and **civil society**"*

Cultural, research and conservation programs

Amancay Sanctuary

A project is under way for the rescue and recovery the Amancaes flower (the emblem of the city of Lima and now in danger of extinction); to conserve and protect the biodiversity of the seasonal vegetation by developing conservation programs and encouraging education.



This is a long-term project, which includes not only ecological and scientific aspects but also seeks to inculcate in people a passion for plants, the countryside and nature.

Pueblo Viejo and Tablada de Lurín

Cementos Lima S.A. and the Catholic University of Peru entered into an agreement in 1991, with the approval of the INC, to carry out archaeological research projects that help to broaden our knowledge of the history of Peru and enable us to conserve and protect the country's cultural heritage, today both projects are being administered by the Asociación Atocongo. The projects being developed are:

- **Pueblo Viejo archaeological research project**

Pueblo Viejo is located on the left bank of the Rio Seco creek (left bank of the River Lurín).

The work enables us to clear up some questions on land management and the use of the seasonal vegetation based on a study of the water supply and the use of irrigation techniques based on water from mist and devices to collect it in order to cultivate terraced fields.



• **Tablada de Lurín Archeological Project**

The set of archaeological sites known as Tablada occupies the highest level of the extensive sandy plateau at an altitude of 260 m.a.s.l. This plateau is bounded by Cerro Corvina to the west and Atocongo creek and Tres Marias Hill to the east. Mirador, Castilla, and El Olivar hills. Seven archeological sites have been found within the limits of this archaeological zone.

Hygiene

Cleanliness campaigns

These consist of supplying tipper trucks and loading shovels to eliminate accumulated rubble from different areas of the districts of Villa Maria del Triunfo and Villa El Salvador.

Health campaigns

Supply of 300 lunches for medical personnel taking part in each Integral Health Campaign organized by the San Juan de Miraflores - Villa Maria del Triunfo Health Services Network; these campaigns are held monthly in accordance with a pre-established schedule.


Asociación
Atocongo

Care of the environment

Consists in providing such support as is possible to the districts of the southern cone: Villa Maria del Triunfo, Villa El Salvador, San Juan de Miraflores, Lurín and Pachacamac; to promote, preserve and protect the environment.

• Preparation of a tank truck to irrigate parks and gardens in the district of Pachacamac.

• Donation of 400 ficus seedlings to the district of Pachacamac to be planted along the Av. Víctor Malasquez.

Sports

Sports and recreation are part of a healthy life for everyone and for this reason Asociación Atocongo wishes to ensure that young people, the municipalities and the community in general are motivated by the discipline and health which comes from practicing sport.

FUTSAL

FUTSAL, from "futbol de salon" (indoor football) is played on a pitch at least 28m x 16m and no bigger than 18m x 20m.

Objective

• To promote and develop sports as a form of culture with Summer Futsal tournaments in the southern cone of Lima.

Down Hill Perú (cycling)

Downhill mountain biking is one of the most popular sports in the southern cone of Lima, and Asociación Atocongo supports the development of this discipline.

Objective

• To development all categories of Down Hill mountain biking to the full.



"We contribute to ***education, protection of the environment*** *and* ***improvements*** *to infrastructure* ***for the prosperity*** *and* ***progress of our community****"*

Agreements

Tierra de Niños NGO

Asociación Atocongo has formed a strategic alliance with the **Tierra de Niños NGO** *and is* developing a program aimed at strengthening the public schools, the content of which is based on infrastructure, equipment and training, among other components.

This project works in initial, primary and secondary education, children's health and out-of-school initial education projects, as well as improvements to educational equipment and infrastructure. All the projects are backed by Spanish NGO Ayuda en Acción.

Purposes:

- *To improve the infrastructure of public schools (initial education).*
- To motivate children and teachers with adequate and properly equipped schools so that they can meet the objectives of education.

"A Trabajar Urbano" job creation program

Asociación Atocongo signed an agreement to exchange information with the "A Trabajar Urbano" job creation program on the 25th of February 2004, aimed at supporting projects approved by the program.

This program was created by the Peruvian Government to generate temporary employment in urban areas as a mechanism in the fight against poverty. The program selects projects such as the construction of footpaths, pedestrian bridges, junctions, service and recreation zones either directly or under contract or using third parties; work to beautify and maintain parks and gardens, among others.

EMAPE

Asociación Atocongo and Empresa Municipal Administradora de Peaje S.A. - EMAPE - signed an agreement to aid projects with communal benefits, which consists of providing cement, paving blocks and/or concrete to marginal settlements, housing associations and similar social organizations that would benefit from social development projects involving the construction of pavements and stairs to improve living conditions in urban areas, preferably in the southern cone of Lima, which EMAPE will carry out and which the Association classifies as beneficial to the inhabitants.

Ciudad de Papel Foundation

On the 15th of June 2004 an agreement was signed with the Ciudad de Papel Foundation to provide that institution with empty cement bags from the different beneficiaries of cement donations.





VOXIVA-Improvements to Gobernability in Local Governments Southern Lima

Asociación Atocongo and VOXIVA together with the municipalities of Villa Maria del Triunfo have entered an agreement aimed at implementing inclusive technology combining telephones and the Internet and has designed a technology platform to allow better communication between the municipalities and their neighbors.

The program is being developed in three modules:

- Public safety
- Monitoring public cleanliness
- Public participation.

Drafting and proof reading	Asociación Atocongo Team
Design, creativity and layout	Catherina Carrera Carlos Thompson
Photography	Daniel Giannoni
Typesetting and printing	Impresso Gráfica





Av. Carlos Villarán 510 Urb. Santa Catalina Lima 13 - Perú
Phone: (511) 470 9515 / (511) 470 0931
Fax: (511) 470 3272
postmaster@asociacionatocongo.org
www.asociacionatocongo.org